03037602

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Frankie Dominion International Ltd

*CURRENT ADDRESS 1/F, Kelly Industrial Building
6 Yip Fat Street
Wong Chuk Hang
Hong Kong, China

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 3649 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 11/19/03

82-3649

INTERIM REPORT **2003**

嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

BOARD OF DIRECTORS
Mr. Lam Po Kwai, Frankie *(Chairman)*
Ms. Wong Yau Ching, Maria *(Vice Chairman)*
Ms. Lee Yuen Bing, Nina
Ms. So Man Yee, Katherine
Mr. Au Son Yiu *(Independent Non-Executive Director)*
Mr. Lee Johnson *(Independent Non-Executive Director)*
Ms. He Ling *(Non-Executive Director)*

AUDIT COMMITTEE
Mr. Lee Johnson
Mr. Au Son Yiu

COMPANY SECRETARY
Mr. Cheung Chiu Fan

COMPANY SOLICITORS
In Hong Kong
Sit, Fung, Kwong & Shum
Deacons

In Bermuda
Appleby, Spurling & Kempe

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited

SHARE REGISTRARS AND TRANSFER OFFICE
In Hong Kong
Secretaries Limited

In Bermuda
Butterfield Corporate Services Limited

PRINCIPAL OFFICE IN HONG KONG
1st Floor, Yally Industrial Building
6 Yip Fat Street, Wong Chuk Hang
Hong Kong
Tel: 2518 8383
Fax: 2518 3038
E-mail: hk1@fdhl.com.hk
Website : www.frankiedominion.com

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

RESULTS

The board of directors (the "Directors") of Frankie Dominion International Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group"), for the six months ended 30th June, 2003 with comparative figures for the corresponding period of 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the six months ended 30th June,	
		2003	2002
		(unaudited)	(unaudited)
	Notes	***HK$***	*HK$*
Turnover	*3*	**497,741,303**	440,119,881
Cost of sales		**(430,265,754)**	(373,634,970)
Gross profit		**67,475,549**	66,484,911
Other operating income		**1,293,480**	469,363
Distribution costs		**(31,685,280)**	(29,982,538)
Administrative expenses		**(35,331,593)**	(35,200,368)
Unrealized holding loss on other investments		**(2,107,308)**	(4,741,441)
Loss from operations	*4*	**(355,152)**	(2,970,073)
Finance costs	*5*	**(2,592,611)**	(1,857,849)
		(2,947,763)	(4,827,922)
Share of losses of associates		**(362,374)**	(461,631)
Loss before taxation		**(3,310,137)**	(5,289,553)
Taxation	*6*	**(627,660)**	–
Net loss after taxation		**(3,937,797)**	(5,289,553)
Minority interests		**4,641,023**	1,656,353
Profit (loss) attributable to shareholders		**703,226**	(3,633,200)
Interim dividend		**–**	–
Earnings (loss) per share – basic	*7*	**0.15 Cent**	(0.76) Cent

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30th June, 2003 (unaudited) HK$	At 31st December, 2002 (audited) HK$
Non-current assets			
Property, plant and equipment	*8*	**181,334,129**	192,143,075
Interest in associates		**1,754,219**	2,116,597
Investments in securities		**5,530,000**	5,530,000
Club debenture		**880,000**	880,000
		189,498,348	200,669,672
Current assets			
Inventories		**141,314,263**	141,404,907
Amount due from associates		**516,165**	516,165
Debtors and prepayments	*9*	**96,363,816**	100,082,698
Investments in securities		**4,682,318**	4,198,851
Tax recoverable		**1,109,932**	1,109,932
Short term bank deposits		**64,089,690**	28,876,145
Short term pledged bank deposits		**2,668,310**	2,668,310
Bank balances and cash		**22,081,811**	18,939,702
		332,826,305	297,796,710
Current liabilities			
Creditors, bills payable and accrued charges	*10*	**130,292,020**	146,502,672
Obligations under finance leases – due within one year		**3,091,054**	5,418,342
Taxation		**179,903**	179,903
Bank borrowings – due within one year		**108,642,514**	56,985,888
		242,205,491	209,086,805
Net current assets		**90,620,814**	88,709,905
Total assets less current liabilities		**280,119,162**	289,379,577
Capital and reserves			
Share capital	*11*	**47,792,629**	47,792,629
Reserves	*12*	**167,530,623**	171,606,660
Total capital and reserves		**215,323,252**	219,399,289
Minority interests		**57,384,680**	62,025,703
Non-current liabilities			
Deferred taxation	*13*	**7,322,690**	6,695,030
Obligations under finance leases – due after one year		**88,540**	1,259,555
		7,411,230	7,954,585
		280,119,162	289,379,577

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June, 2003

	Total equity (unaudited) *HK$*
At 30th June, 2002	**214,612,492**
Exchange differences arising on translation of overseas operations not recognised in income statement	**(169,604)**
Net profit for the period	**4,956,401**
At 31st December, 2002	**219,399,289**
Net profit for the period	**703,226**
Final dividend for 2002 paid	**(4,779,263)**
At 30th June, 2003	**215,323,252**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30th June,	
	2003	2002
	(unaudited)	(unaudited)
	HK$	*HK$*
Net cash (used in) from operating activities	**(2,338,876)**	20,870,072
Net cash used in investing activities	**(2,684,530)**	(8,536,771)
Net cash from financing activities	**43,379,060**	4,671,628
Increase in cash and cash equivalents	**38,355,654**	17,004,929
Cash and cash equivalents at 1st January	**47,815,847**	31,067,643
Cash and cash equivalents at 30th June	**86,171,501**	48,072,572
Being:		
Short term bank deposits	**64,089,690**	36,926,387
Bank balances and cash	**22,081,811**	11,155,634
Bank overdrafts	**–**	(9,449)
	86,171,501	48,072,572

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Basis of preparation

The condensed financial statements of the Group for the six months ended 30th June, 2003 have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirement of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. Principal accounting policies

The principal accounting policies used in the preparation of the condensed financial statements are consistent with those adopted by the Group in its financial statements for the year ended 31st December, 2002 except adoption of the following which is effective for the accounting periods commencing on or after 1st January, 2003.

SSAP 12 (revised) : Income Taxes

The principal effect of the implementation of SSAP 12 (revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability methods, i.e. a liability was recognized in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions.

The adoption of SSAP 12 (revised) represents a change in accounting policy, which has not had any material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

The condensed financial statements of the Group for the six months ended 30th June, 2003 are unaudited and have been reviewed by the Audit Committee of the Company.

3. Turnover

Turnover represents the net amounts received and receivables for goods sold by the Group to outside customers, less returns and allowance for the six months ended 30th June, 2003.

Business segments

The Group is mainly engaged in trading, manufacturing and sale of household and consumer products and operates under three divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Trading	– resale of household products
Manufacturing – household products	– manufacturing and sale of household products
Manufacturing – others	– manufacturing and sale of other consumer products

Segment information about these businesses is presented below.

Unaudited income statement for the six months ended 30th June, 2003

	Trading *HK$*	**Manufacturing – household products** *HK$*	**Manufacturing – others** *HK$*	**Consolidated** *HK$*
Turnover				
External sales	**70,471,914**	**81,043,094**	**346,226,295**	**497,741,303**
Results				
Segment results	**3,315,580**	**22,864,871**	**9,609,818**	**35,790,269**
Unallocated income and expenses				**(34,038,113)**
Unrealised holding loss on other investments				**(2,107,308)**
Loss from operations				**(355,152)**
Finance costs				**(2,592,611)**
Share of losses of associates				**(362,374)**
Loss before taxation				**(3,310,137)**
Taxation				**(627,660)**
Loss after taxation				**(3,937,797)**

Unaudited income statement for the six months ended 30th June, 2002

	Trading	Manufacturing – household products	Manufacturing – others	Consolidated
	HK$	*HK$*	*HK$*	*HK$*
Turnover				
External sales	55,937,964	64,462,142	319,719,775	440,119,881
Results				
Segment results	2,882,917	14,593,671	19,025,786	36,502,374
Unallocated income and expenses				(34,731,006)
Unrealised holding loss on other investments				(4,741,441)
Loss from operations				(2,970,073)
Finance costs				(1,857,849)
Share of losses of associates				(461,631)
Loss before taxation				(5,289,553)
Taxation				–
Loss after taxation				(5,289,553)

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China (other than Hong Kong) (the "PRC").

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

Geographical market	For the six months ended 30th June, 2003 (unaudited) *HK$*	2002 (unaudited) *HK$*
North America	**186,914,771**	170,526,312
Holland	**85,864,148**	62,066,712
Germany	**61,601,978**	60,158,569
United Kingdom	**57,893,758**	43,280,738
France	**28,644,148**	37,613,652
Other European countries	**34,783,393**	26,945,089
Hong Kong	**24,925,884**	17,743,076
Australia	**6,068,117**	10,734,213
China	**5,095,884**	4,882,305
Others	**5,949,222**	6,169,215
	497,741,303	440,119,881

4. Loss from operations

Loss from operations has been arrived at after charging (crediting):

	For the six months ended 30th June, 2003 (unaudited) *HK$*	2002 (unaudited) *HK$*
Depreciation and amortisation	**13,074,859**	14,901,760
Loss (Gain) on disposal of property, plant and equipment	**704,172**	(18,619)
Operating lease payments in respect of rented properties	**9,196,811**	9,036,821
Provision for bad and doubtful debts	**250,200**	–

5. Finance costs

	For the six months ended 30th June,	
	2003	2002
	(unaudited)	(unaudited)
	HK$	*HK$*
Interest on:		
Bank borrowings wholly repayable within five years	**2,481,523**	1,828,263
Obligations under finance leases	**111,088**	29,586
	2,592,611	1,857,849

6. Taxation

	For the six months ended 30th June,	
	2003	2002
	(unaudited)	(unaudited)
	HK$	*HK$*
Deferred taxation resulting from an increase in tax rate *(note 13)*	**627,660**	–

No provision for profit tax is payable by the Group since the Group had no assessable profit for the period. Profits tax for 2003 and 2002 was calculated at the rate of 17.5% and 16% respectively on the estimated assessable profit for that period.

7. Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on the profit attributable to shareholders for the period of HK$703,226 (2002: Loss of HK$3,633,200) and the weighted average of 477,926,292 (2002: 477,926,292) shares in issue during the period.

No diluted earnings (loss) per share is shown as there is no dilutive effect on the earnings (loss) per share for the six months ended 30th June, 2002 and 30th June, 2003.

8. Property, plant and equipment

During the period, the Group spent approximately HK$6,009,000 (2002: HK$8,908,000) on additions to property, plant and equipment to upgrade its manufacturing capabilities.

9. Debtors and prepayments

	30th June, 2003 (unaudited) *HK$*	31st December, 2002 (audited) *HK$*
Trade debtors	**86,068,290**	80,404,126
Bills receivable	**–**	1,762,269
Other debtors and prepayments	**10,295,526**	17,916,303
	96,363,816	100,082,698

The Group allows an average credit period of 90 days to its trade customers.

The following is an aged analysis of trade debtors as at the reporting date:

	30th June, 2003 (unaudited) *HK$*	31st December, 2002 (audited) *HK$*
0 – 60 days	**70,614,760**	65,215,315
61 – 90 days	**8,402,915**	8,993,850
> 90 days	**7,050,615**	6,194,961
	86,068,290	80,404,126

10. Creditors, bills payable and accrued charges

	30th June, 2003 (unaudited) *HK$*	31st December, 2002 (audited) *HK$*
Trade creditors	**85,504,285**	90,288,298
Bills payable	**1,965,822**	9,463,721
Other creditors and accrued charges	**42,821,913**	46,750,653
	130,292,020	146,502,672

The following is an aged analysis of trade creditors as at the reporting date:

	30th June, 2003 (unaudited) *HK$*	31st December, 2002 (audited) *HK$*
0 – 60 days	**67,215,283**	58,357,958
61 – 90 days	**12,769,972**	23,467,095
> 90 days	**5,519,030**	8,463,245
	85,504,285	90,288,298

11. Share capital

There were no movements in the share capital of the Company during the period from 1st January, 2003 to 30th June, 2003.

	Number of ordinary shares of HK$0.10 each		**Nominal value**	
	30th June, 2003 (unaudited)	31st December, 2002 (audited)	**30th June, 2003 (unaudited)** *HK$*	31st December, 2002 (audited) *HK$*
Authorised: Ordinary shares of HK$0.1 each	**1,000,000,000**	1,000,000,000	**100,000,000**	100,000,000
Issued and fully paid: Ordinary share of HK$0.1 each	**477,926,292**	477,926,292	**47,792,629**	47,792,629

12. Reserves

	Share Premium HK$	Goodwill HK$	Translation reserve HK$	Capital redemption reserve HK$	Dividend reserve HK$	Retained Profits HK$	Total HK$
At 1st January, 2002	144,997,035	(42,196,793)	1,295,807	85,000	4,779,263	66,272,014	175,232,326
Exchange adjustment	-	-	(169,604)	-	-	-	(169,604)
Profit for the period	-	-	-	-	-	1,323,201	1,323,201
Amount set aside for 2002 dividend	-	-	-	-	4,779,263	(4,779,263)	-
Final dividend for 2001 paid	-	-	-	-	(4,779,263)	-	(4,779,263)
At 31st December, 2002	144,997,035	(42,196,793)	1,126,203	85,000	4,779,263	62,815,952	171,606,660
Profit for the period	-	-	-	-	-	703,226	703,226
Final dividend for 2002 paid	-	-	-	-	(4,779,263)	-	(4,779,263)
At 30th June, 2003	144,997,035	(42,196,793)	1,126,203	85,000	-	63,519,178	167,530,623

13. Deferred Taxation

Movement in deferred tax liabilities during the period as follows:

	Accelerated tax depreciation	
	2003 (unaudited) ***HK$***	2002 (audited) *HK$*
At 1st January	**6,695,030**	6,872,929
Charged (credited) to income statement	**627,660**	(177,899)
At 30th June, 2003/31st December, 2002	**7,322,690**	6,695,030

14. Contingent liabilities

	30th June, 2003 (unaudited) ***HK$***	31st December, 2002 (audited) *HK$*
Export bills discounted with recourse	**49,645,065**	40,634,703

15. Capital commitments

	30th June, 2003 (unaudited) *HK$*	31st December, 2002 (audited) *HK$*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**272,000**	138,000

INTERIM DIVIDEND

The directors have resolved not to pay any interim dividend for the six months ended 30th June, 2003 (2002: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

During the first half of 2003, the global economy continued to be volatile with weak consumer confidence and the retail market remained sluggish. The Group faced persistent pressure on order prices and fierce market competition. For the six months ended 30th June 2003, the Group recorded an unaudited turnover of approximately HK$497,741,000, representing an increase of 13% from approximately HK$440,119,000 for the same period in the previous year. The Group's unaudited profit attributable to shareholders amounted to HK$703,226 compared with a loss of HK$3,633,200 for the previous corresponding period. Earnings per share recovered to HK$0.0015 from a loss per share of HK$0.0076 in 2002. The unsatisfactory performance of the first half of this year was mainly attributable to the loss in operations from a non wholly-owned subsidiary and unrealized holding losses on other investments during the current period.

Bigfield Goldenford Holdings Limited

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a half year turnover of approximately HK$341,561,500, an increase of 8.20% from that of the previous corresponding period. It has been suffering losses over the last two years and continued to incur a loss of approximately HK$11.50 million in the first half of 2003, comparable to a loss of approximately HK$4.15 million in the corresponding period in 2002. The loss was primarily attributable to an increase in cost of production and drop of profit margin. In early April of this year, the new management implemented stringent control over expenses through rationalization of its processes and system re-engineering aiming to improve operational efficiency at lower overhead and reduced break-even volume. Management focus on improvements in profitability continues to be a priority in the second half of 2003.

Frankie Dominion (Holdings) Limited

Frankie Dominion (Holdings) Limited remained a profitable operation, albeit under constant margin squeezes from its customers. Turnover amounted to approximately HK$168,084,000 in the first half of the year, an increase of 25.45% compared with the same period in 2002. The Management expects that it will maintain a steady growth with stable profit contribution to the Group in 2003.

Finance costs

As a result of increasing bank borrowings, finance cost rose to 0.52% in the first half of 2003 compared with 0.42% of the Group's turnover as at 30th June, 2002.

Provisions for bad and doubtful debt

A provision of HK$250,200 was made for the six months ended 30th June, 2003. In the corresponding period of 2002, no provision was being provided.

Charges on assets

There has been no material change in the charges on the Group's assets since 31st December, 2002.

LIQUIDITY AND FINANCIAL RESOURCES

Net current assets and current ratio were HK$88,709,905 and 1.42:1 as at 31st December, 2002 and HK$90,620,814 and 1.37:1 as at 30th June, 2003. A slight increase in net current assets is largely due to an increase in bank deposits and inventories.

The Group's gearing ratio was increased from 6% as at 31st December, 2002 to 10.67% as at 30th June, 2003, which was calculated based on the net borrowings of HK$22,982,297 (31st December, 2002: HK$13,179,628) and the shareholders' funds of HK$215,323,252 (31st December, 2002: HK$219,399,289).

As at 30th June, 2003, the Group does not engage in foreign currency speculation or any financial instrument used for hedging purposes.

The Group generally finances its business with internally generated cash flows and revolving credit facilities provided by the Group's principal bankers. With net current assets of HK$90,620,814 the management believes that the Group has sufficient financial resources to discharge its debts and to finance its daily operations and capital expenditure.

EMPLOYEES AND REMUNERATION

During the first half of 2003, the Group continued to consolidate and improve its staff productivity with the number of employees reducing to approximately 8,500 as at 30th June, 2003 (31st December, 2002: 9,800 employees). Less than 130 staff are stationed in Hong Kong and the rest are PRC workers.

Employees are remunerated according to the nature of the job and market trends, with a built-in merit component incorporated in the annual increment and a year-end performance bonus to reward and motivate individual performance. There was no share option granted to any employee during the period.

PROSPECTS

The global economic recovery is likely to remain uncertain for the rest of the year. The business environment will remain highly competitive. In this difficult operating environment, the Group is consolidating and restructuring the existing production bases into a more streamlined operation. At the same time, the Group will continue to adopt prudent cost control policies to improve profitability and competitiveness. The Board is cautiously optimistic for the second half of the year and believes the Group may improve its performance in 2003.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting policies and practice adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the interim financial statements for the period ended 30th June, 2003.

DIRECTORS' INTERESTS IN SHARES

As at 30th June, 2003, the interests of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Future Ordinance (the "SFO") which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) pursuant to section 352, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by

Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Name of directors	Number of shares held Personal interests	Corporate interests	Total	Percentage of shareholding
Lam Po Kwai Frankie	71,345,785	104,729,411 *(a)*	176,075,196 *(c)*	36.84
Wong Yau Ching Maria	19,073,433	–	19,073,433	3.99
Lee Yuen Bing Nina	10,867,059	24,367,798 *(b)*	35,234,857 *(d)*	7.37
So Man Yee Katherine	737,045	–	737,045	0.15
Au Son Yiu	1,433,660	–	1,433,660	0.30

Notes:

(a) These shares are held through Carrson Holdings Investment Limited and Frankfort Capital Investment Limited, both of which are companies beneficially owned by Mr. Lam Po Kwai Frankie.

(b) These shares are held through Joint Admin Benefit Corporation Limited, a company beneficially owned by Ms. Lee Yuen Bing Nina.

(c) Ms. Lee Yuen Bing, Nina is the spouse of Mr. Lam Po Kwai, Frankie and is deemed to be interested in these shares.

(d) Mr. Lam Po Kwai, Frankie is the spouse of Ms. Lee Yuen Bing, Nina and is deemed to be interested in these shares.

All the interests stated above represent long positions. Save as disclosed above, as at 30th June, 2003, none of the directors or chief executives held any interest or short position in any shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) pursuant to section 352, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTEREST

As at 30th June, 2003, the register of substantial shareholders maintained by the Company pursuant to the SFO recorded that, other than interest disclosed above in respect of certain directors, the following shareholders had an interest of 5% or more in the issued share capital of the Company.

Name	Capacity	Number of shares held	Percentage of shareholdings
Solidpole Ltd.	Interest of controlled corporation	34,855,428	7.29
China Everbright Holdings Company Ltd.	Beneficial owner	34,855,428 *(e)*	7.29

Note(e): China Everbright Holdings Company Ltd. is the holding company of Solidpole Ltd. and is deemed to be interested in these shares.

The interests stated above represent long positions. Save as disclosed above, as at 30th June, 2003, the Company has not been notified of any other interests required to be kept under section 336 of the SFO.

SHARE OPTION SCHEME

Pursuant to a resolution passed on 25th April, 2002, the Company adopted a new executive share option scheme (the "New Scheme") which became effective on 31st May, 2002 for the primary purpose of providing incentives to directors and eligible employees, and will expire on 30th May, 2012. Under the New Scheme, the Board of Directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company. Additionally, the Company may, from time to time, grant share options to outside third parties.

No share options were granted under the New Scheme during the period or were outstanding as at 30th June, 2003.

CORPORATE GOVERNANCE

The Company has complied throughout the six months ended 30th June, 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PURCHASE, SALE OR REDEMPTION OF OWN LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 19th September, 2003

二零零三年中期報告

嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

(於百慕達註冊成立之有限公司)

公司資料

董事會
林普桂先生 *(主席)*
黃有貞女士 *(副主席)*
李婉冰女士
蘇敏儀女士
區燊耀先生 *(獨立非執行董事)*
李鎮成先生 *(獨立非執行董事)*
賀玲女士 *(非執行董事)*

審核委員會
李鎮成先生
區燊耀先生

公司秘書
張超凡先生

公司律師
在香港
薛馮鄺岑律師行
的近律師行

在百慕達
顏施甘百慕達律師行

核數師
德勤•關黃陳方會計師行
執業會計師

主要往來銀行
香港上海匯豐銀行有限公司
恒生銀行有限公司

股份過戶登記處
在香港
秘書商業服務有很公司

在百慕達
Butterfield Corporate Services Limited

香港主要辦事處
香港
黃竹坑業發街6號
益年工業大廈1樓
電話：2518 8383
傳真：2518 3038
電郵：hk1@fdhl.com.hk
網址：www.frankiedominion.com

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

業績

嘉利美商國際有限公司(「本公司」)之董事會(「董事會」)欣然宣佈本公司及其附屬公司(統稱「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合業績連同去年同期之比較數字如下:

簡明綜合收益表

		截至六月三十日止六個月	
		二零零三年	二零零二年
		(未經審核)	(未經審核)
	附註	*港元*	*港元*
營業額	*3*	**497,741,303**	440,119,881
銷售成本		**(430,265,754)**	(373,634,970)
毛利		**67,475,549**	66,484,911
其他收益		**1,293,480**	469,363
推銷成本		**(31,685,280)**	(29,982,538)
管理費用		**(35,331,593)**	(35,200,368)
其他投資項目之持有未變現虧損		**(2,107,308)**	(4,741,441)
經營虧損	*4*	**(355,152)**	(2,970,073)
財務費用	*5*	**(2,592,611)**	(1,857,849)
		(2,947,763)	(4,827,922)
所佔聯營公司虧損		**(362,374)**	(461,631)
除税前虧損		**(3,310,137)**	(5,289,553)
税項	*6*	**(627,660)**	–
除税後淨虧損		**(3,937,797)**	(5,289,553)
少數股東權益		**4,641,023**	1,656,353
股東應佔溢利(虧損)		**703,226**	(3,633,200)
中期股息		**–**	–
每股盈利(虧損)-基本	*7*	**0.15仙**	(0.76)仙

簡明綜合資產負債表

	附註	於二零零三年六月三十日（未經審核）港元	於二零零二年十二月三十一日（經審核）港元
非流動資產			
物業、廠房及設備	8	**181,334,129**	192,143,075
聯營公司權益		**1,754,219**	2,116,597
證券投資		**5,530,000**	5,530,000
會所債券		**880,000**	880,000
		189,498,348	200,669,672
流動資產			
存貨		**141,314,263**	141,404,907
應收聯營公司款項		**516,165**	516,165
應收帳款及預付帳款	9	**96,363,816**	100,082,698
證券投資		**4,682,318**	4,198,851
可收回之稅項		**1,109,932**	1,109,932
短期銀行存款		**64,089,690**	28,876,145
短期已質押銀行存款		**2,668,310**	2,668,310
銀行結存及現金		**22,081,811**	18,939,702
		332,826,305	297,796,710
流動負債			
應付帳款，應付票據及應計費用	10	**130,292,020**	146,502,672
融資租賃責任－一年內到期		**3,091,054**	5,418,342
稅項		**179,903**	179,903
銀行借貸－一年內到期		**108,642,514**	56,985,888
		242,205,491	209,086,805
流動資產淨額		**90,620,814**	88,709,905
資產總額減流動負債		**280,119,162**	289,379,577
資本及儲備			
股本	11	**47,792,629**	47,792,629
儲備	12	**167,530,623**	171,606,660
資本及儲備總額		**215,323,252**	219,399,289
少數股東權益		**57,384,680**	62,025,703
非流動負債			
遞延稅項	13	**7,322,690**	6,695,030
融資租賃責任－一年後到期		**88,540**	1,259,555
		7,411,230	7,954,585
		280,119,162	289,379,577

簡明綜合權益變動表

截至二零零三年六月三十日止六個月

	合共權益 (未經審核) *港元*
於二零零二年六月三十日	**214,612,492**
未確認在收益表上之換算海外經營的匯兑差額	**(169,604)**
期內淨盈利	**4,956,401**
於二零零二年十二月三十一日	**219,399,289**
期內淨盈利	**703,226**
已付二零零二年末期股息	**(4,779,263)**
於二零零三年六月三十日	**215,323,252**

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零三年 （未經審核） *港元*	二零零二年 （未經審核） *港元*
經營業務（使用）收入之現金淨額	**(2,338,876)**	20,870,072
投資業務使用之現金淨額	**(2,684,530)**	(8,536,771)
融資業務收入之現金淨額	**43,379,060**	4,671,628
現金及現金等價物之增加	**38,355,654**	17,004,929
於一月一日之現金及現金等價物	**47,815,847**	31,067,643
於六月三十日之現金及現金等價物	**86,171,501**	48,072,572
組成：		
短期銀行存款	**64,089,690**	36,926,387
銀行結存及現金	**22,081,811**	11,155,634
銀行透支	**–**	(9,449)
	86,171,501	48,072,572

簡明財務報表附註

1. 編製基準

本集團截至二零零三年六月三十日止六個月之簡明綜合財務報表，乃根據香港會計師公會發出之會計實務準則第25條「中期財務呈報」及香港聯合交易所有限公司證券上市規則附錄十六所載之適用披露要求而編製。

2. 主要會計政策

除下列於二零零三年一月一日或以後開始之會計期間採納者外，編製本簡明綜合財務報表時所採用之主要會計政策，與本集團截至二零零二年十二月三十一日止年度之年財務報表所採用者一致。

會計實務準則第12條（修訂）　：　收入稅項

採納會計實務準則第12條（經修訂）之主要影響與遞延稅項相關。過往年度會按收益表負債法就遞延稅項作出部分撥備，即就所產生時差確認負債，惟時差預期不會於可見將來撥回之情況除外。會計實務準則第12條（經修訂）規定必須採納資產負債表負債法，即除若干例外情況外，就財務報表之資產及負債帳面值與計算應課稅溢利所用相應稅基之所有暫時性時差，確認遞延稅項。

採納會計實務準則第12條（經修訂）會計政策變動對本期或過往會計期間之業績均無重大影響。因此，毋須就過往期間作出調整。

本集團截至二零零三年六月三十日止六個月之簡明綜合財務報表乃未經審核，但已經本公司審核委員會審核。

3. 業務額

營業額指本集團截至二零零三年六月三十日止六個月售予外間客戶之貨品經扣減退貨及折扣之已收及應收款項淨額所得收益。

業務分類

本集團主要從事貿易，生產及銷售家居用品及消費品等三類劃分，並按三類劃分作基本分類資料。

主要業務如下：

貿易	—	轉售家居用品
生產－家居用品	—	生產及銷售家居用品
生產－其他	—	生產及銷售其他消費品

下文呈列有關此等業務的分類資料。

截至二零零三年六月三十日止六個月之未經審核收益表

	貿易 *港元*	生產 －家居用品 *港元*	生產 －其他 *港元*	綜合 *港元*
營業額				
對外銷售	**70,471,914**	**81,043,094**	**346,226,295**	**497,741,303**
業績				
分類業績	**3,315,580**	**22,864,871**	**9,609,818**	**35,790,269**
未分配收入和支出				**(34,038,113)**
其他投資項目之 未變現虧損				**(2,107,308)**
經營虧損				**(355,152)**
財務費用				**(2,592,611)**
所佔聯營公司虧損				**(362,374)**
除稅前虧損				**(3,310,137)**
稅項				**(627,660)**
除稅後虧損				**(3,937,797)**

截至二零零二年六月三十日止六個月之未經審核收益表

	貿易 *港元*	生產 －家居用品 *港元*	生產 －其他 *港元*	綜合 *港元*
營業額				
對外銷售	55,937,964	64,462,142	319,719,775	440,119,881
業績				
分類業績	2,882,917	14,593,671	19,025,786	36,502,374
未分配收入和支出				(34,731,006)
其他投資項目之 未變現虧損				(4,741,441)
經營虧損				(2,970,073)
財務費用				(1,857,849)
所佔聯營公司虧損				(461,631)
除税前虧損				(5,289,553)
税項				–
除税後虧損				(5,289,553)

地區分類

本集團之業務主要設於香港及中華人民共和國（香港除外）（「中國」）。

下表分析集團的貨品銷售往各地區市場之情況(不拘論貨品之原產地)。

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	港元	*港元*
地區市場		
北美洲	**186,914,771**	170,526,312
荷蘭	**85,864,148**	62,066,712
德國	**61,601,978**	60,158,569
英國	**57,893,758**	43,280,738
法國	**28,644,148**	37,613,652
其他歐洲國家	**34,783,393**	26,945,089
香港	**24,925,884**	17,743,076
澳洲	**6,068,117**	10,734,213
中國	**5,095,884**	4,882,305
其他地區	**5,949,222**	6,169,215
	497,741,303	440,119,881

4. **經營虧損**

經營虧損已扣除(計入)下列各項:

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	港元	*港元*
折舊及攤銷	**13,074,859**	14,901,760
出售業、廠房及設備之虧損(盈利)	**704,172**	(18,619)
租賃物業之經營租賃付款	**9,196,811**	9,036,821
呆壞帳撥備	**250,200**	–

5. 財務費用

	截至六月三十日止六個月	
	二零零三年	二零零二年
	（未經審核）	（未經審核）
	港元	*港元*
利息：		
需於五年內悉數償還之銀行貸款	**2,481,523**	1,828,263
融資租賃責任	**111,088**	29,586
	2,592,611	1,857,849

6. 稅項

	截至六月三十日止六個月	
	二零零三年	二零零二年
	（未經審核）	（經審核）
	港元	*港元*
稅率提高產生之遞延稅項 *（附註13）*	**627,660**	–

因本集團於期內並無應課稅利潤，故無應付利得稅撥備。二零零三年及二零零二年利得稅乃根據該期內之估計應課稅利潤分別按17.5%及16%之稅率計算。

7. 每股盈利（虧損）

每股基本盈利（虧損）乃根據期內股東應佔溢利703,226港元（二零零二年：虧損3,633,200港元）並按期內已發行股份之加權平均數477,926,292股（二零零二年：477,926,292股）計算。

由於截至二零零二年六月三十日及二零零三年六月三十日止六個月每股盈利（虧損）並無攤薄影響，故無列出每股攤薄盈利（虧損）。

8. 物業、廠房及設備

期內，本集團就添置物業、廠房及設備方面之支出約6,009,000港元（二零零二年：8,908,000港元）以提升生產力。

9. 應收帳款及預付款項

	二零零三年 六月三十日 (未經審核) 港元	二零零二年 十二月三十一日 (經審核) 港元
貿易應收帳款	**86,068,290**	80,404,126
應收票據	–	1,762,269
其他應收帳款及預付款項	**10,295,526**	17,916,303
	96,363,816	100,082,698

本集團給予其貿易客戶之平均信貸期為90天。

於申報日期,貿易應收帳款之帳齡分析如下:

	二零零三年 六月三十日 (未經審核) 港元	二零零二年 十二月三十一日 (經審核) 港元
0－60天	**70,614,760**	65,215,315
61－90天	**8,402,915**	8,993,850
90天以上	**7,050,615**	6,194,961
	86,068,290	80,404,126

10. 應付帳款,應付票據及應計費用

	二零零三年 六月三十日 (未經審核) 港元	二零零二年 十二月三十一日 (經審核) 港元
貿易應付帳款	**85,504,285**	90,288,298
應付票據	**1,965,822**	9,463,721
其他應付帳款及應計費用	**42,821,913**	46,750,653
	130,292,020	146,502,672

於申報日期，貿易應付帳款之帳齡分析如下：

	二零零三年六月三十日（未經審核）港元	二零零二年十二月三十一日（經審核）港元
0－60天	**67,215,283**	58,357,958
61－90天	**12,769,972**	23,467,095
90天以上	**5,519,030**	8,463,245
	85,504,285	90,288,298

11. 股本

本公司之股本於期內由二零零三年一月一日至二零零三年六月三十日並沒有任何變動。

	每股面值0.1港元之普通股數目		面值	
	二零零三年六月三十日（未經審核）	二零零二年十二月三十一日（經審核）	二零零三年六月三十日（未經審核）港元	二零零二年十二月三十一日（經審核）港元
法定股本：				
每股0.1港元之普通股	**1,000,000,000**	1,000,000,000	**100,000,000**	100,000,000
已發行和繳足股本：				
每股0.1港元之普通股	**477,926,292**	477,926,292	**47,792,629**	47,792,629

12. 儲備

	股份溢價	商譽	折算儲備	股本贖回儲備	股息儲備	保留盈利	合共
	港元	港元	港元	港元	港元	港元	港元
於二零零二年一月一日	144,997,035	(42,196,793)	1,295,807	85,000	4,779,263	66,272,014	175,232,326
匯兌調整	–	–	(169,604)	–	–	–	(169,604)
期內盈利	–	–	–	–	–	1,323,201	1,323,201
2002年股息撥備	–	–	–	–	4,779,263	(4,779,263)	–
已付2001末期股息	–	–	–	–	(4,779,263)	–	(4,779,263)
於二零零二年十二月三十一日	144,997,035	(42,196,793)	1,126,203	85,000	4,779,263	62,815,952	171,606,660
期內盈利	–	–	–	–	–	703,226	703,226
已付2002末期股息	–	–	–	–	(4,779,263)	–	(4,779,263)
於二零零三年六月三十日	144,997,035	(42,196,793)	1,126,203	85,000	–	63,519,178	167,530,623

13. 遞延稅項

期內遞延稅項負債之變動如下：

	加速稅項折舊 二零零三年 (未經審核) 港元	 二零零二年 (經審核) 港元
於一月一日	**6,695,030**	6,872,929
在收益表支出(計入)	**627,660**	(177,899)
於二零零三年六月三十日／二零零二年十二月三十一日	**7,322,690**	6,695,030

14. 或有負債

	二零零三年 六月三十日 (未經審核) 港元	二零零二年 十二月三十一日 (經審核) 港元
附有追索權之已貼現出口票據	**49,645,065**	40,634,703

15. 資本承擔

	二零零三年 六月三十日 (未經審核) *港元*	二零零二年 十二月三十一日 (經審核) *港元*
購買已訂約但未在財務報表撥備之物業、廠房及設備之資本開支	**272,000**	138,000

中期股息

董事會議決不派發截至二零零三年六月三十日止六個月之中期股息(二零零二年:不派發股息)。

管理層討論及分析

業務回顧

於二零零三年上半年,全球經濟表現仍然反覆,消費者信心疲弱,零售市場依然萎靡不振,加上競爭激烈,令本集團面對訂單價格下調的沉重壓力。截至二零零三年六月三十日止六個月,本集團錄得未經審核的營業額約497,741,000港元,而去年同期則約440,119,000港元,升幅約13%。本集團之未經審核股東應佔溢利703,226港元,而去年同期則虧損3,633,200港元。由二零零二年的每股虧損港幣0.76仙回復為每股盈利港幣0.15仙。今年上半年的表現未如理想主要是非全資擁有之附屬公司業績錄得虧損及投資項目之持有未變現虧損所致。

鎮堅金科集團有限公司

本集團擁有62.5%之附屬公司鎮堅金科集團有限公司,錄得半年營業額約341,561,500港元,較去年同期上升8.20%。由於過去兩年一直錄得虧損,今年上半年亦出現虧損11,500,000港元,而二零零二年同期之虧損則約4,150,000港元。虧損之原因主要是生產成本高企及利潤下跌所致。新管理層於今年四月初實施嚴格控制成本,透過簡化工序,重組運作系統等方法,務求提高經濟效率,降低成本,達致收支平衡。於下半年,管理層將致力於改善盈利為首要目標。

嘉利美商（集團）有限公司

嘉利美商（集團）有限公司在客戶不斷壓價下仍有利可圖。與二零零二年同期比較，今年上半年營業額上升25.45%約達168,084,000港元。管理層相信下半年將會持續為集團帶來固定增長及平穩盈利貢獻。

財務費用

由於銀行借貸增加，二零零三年上半年的財務費用較二零零二年六月三十日止佔本集團總營業額的0.42%上升至0.52%。

呆壞帳撥備

截至二零零三年六月三十日止六個月的撥備有250,200港元，去年同期並無預留撥備。

資產抵押

本集團抵押之資產自二零零二年十二月三十一日後未有重大變動。

流動資金及財政資源

於二零零二年十二月三十一日，流動資產淨值及流動比率分別為88,709,905港元及1.42:1。而於二零零三年六月三十日，流動資產淨值及流動比率分別為90,620,814港元及1.37:1。流動資產淨值輕微增加，主要由於銀行存款及存貨增加。

本集團之負債比率由二零零二年十二月三十一日的6%上升至二零零三年六月三十日的10.67%，此乃根據借貸淨額22,982,297港元（二零零二年十二月三十一日：13,179,628港元）及股東資金215,323,252港元（二零零二年十二月三十一日：219,399,289港元）計算。

於二零零三年六月三十日，本集團並無參與外幣投機活動或使用任何金融工具作對沖用途。

本集團一般以內部流動現金及本集團主要往來銀行所提供之循環信貸作為營運資金。鑒於本集團之流動資產淨值達90,620,814港元，管理層認為本集團具備充裕財政資源償還債務及提供日常業務運作所需資金及資本開支。

僱員及薪酬

二零零三年上半年期內，本集團整頓人力資源及提高員工生產力。截至二零零三年六月三十日，僱員人數已減至約8,500人（二零零二年十二月三十一日：9,800人）。留駐香港之員工不足130人。其餘均為駐國內之工人。

僱員薪酬乃按工作性質和市況釐定，並於是期間增薪評估內設有表現評估部分及年終獎金，以推動及獎勵個人工作表現。期內本公司一直沒有授出任何購股權予任何僱員。

展望

下半年全球經濟復甦仍然欠明朗，市場競爭的情況會持續。面對此等艱辛經營環境，本集團將會鞏固及重整現有的生產基地，精簡營運架構。同時，本集團亦繼續加強成本監控，改善盈利及競爭能力。董事會對下半年抱持審慎樂觀態度，相信本集團之表現將會有所改進。

審核委員會

審核委員會已連同管理層檢討本集團所採用之會計政策及實務，以及商討審計，內部監控及財務申報事宜，並已包括審閱截至二零零三年六月三十日止期間之中期財務報表。

董事之股份權益

於二零零三年六月三十日，各董事及主要行政人員於本公司及其相聯法團按證券及期貨條例（「證券及期貨條例」）第XV部所定義者之股份、相關股份及債權證持有任何(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及香港聯合交易所有限公司（「聯交所」）之權益或淡倉；或(b)根據證券及期貨條例第352條須登

記於該規定所述登記冊之權益及淡倉；或(c)根據上市公司董事之證券交易標準守則須知會本公司及聯交所之權益如下：

	所持股份數目			佔已發行
董事姓名	**個人權益**	**公司權益**	**總計**	**股本百分比**
林普桂	71,345,785	104,729,411 *(a)*	176,075,196 *(c)*	36.84
黃有貞	19,073,433	—	19,073,433	3.99
李婉冰	10,867,059	24,367,798 *(b)*	35,234,857 *(d)*	7.37
蘇敏儀	737,045	—	737,045	0.15
區燊耀	1,433,660	—	1,433,660	0.30

附註：

(a) 此等股份乃透過Carrson Holdings Investment Limited及Frankfort Capital Investment Limited持有，而該等公司均由林普桂先生實益擁有。

(b) 此等股份乃透過Joint Admin Benefit Corporation Limited 持有，而該公司乃由李婉冰女士實益擁有。

(c) 因李婉冰女士乃林普桂先生之配偶，故同被視為擁有此等股份權益。

(d) 因林普桂先生乃李婉冰女士之配偶，故同被視為擁有此等股份權益。

上述全部權益均屬長盤。除上文所披露者外，於二零零三年六月三十日，概無董事及主要行政人員於本公司及其相聯法團（證券及期貨條例（「證券及期貨條例」）第XV部所定義者）之股份、相關股份及債權證持有任何(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉；或(b)根據證券及期貨條例第352條須登記於該規定所述登記冊之權益及淡倉；或(c)根據上市公司董事之證券交易標準守則須知會本公司及聯交所之權益或淡倉。

主要股東權益

於二零零三年六月三十日，除上文披露根據（「證券及期貨條例」）存置之主要股東登記之名冊所載，以下股東於本公司已發行股本中擁有5%或以上之權益。

名稱	身份	所持股份數目	佔已發行股本百分比
Solidpole Ltd.	受控制公司權益	34,855,428	7.29
China Everbright Holdings Company Ltd.	實益擁有人	34,855,428 *(e)*	7.29

附註(e)：因China Everbright Holdings Company Ltd.為Solidpole Ltd.之控制公司，故同被視為擁有此等股份權益。

上述權益均屬長盤。除上文所披露者外，於二零零三年六月三十日，依照證券及期貨條例第336條所須，本公司並未獲悉其他任何權益通知。

購股權計劃

根據於二零零二年四月二十五日通過之決議案，本公司採納一項於二零零二年五月三十一日起生效之新行政人員購股權計畫（「新計劃」），主要目的為向董事及合資格僱員提供獎勵，該計劃於二零一二年五月三十日屆滿。根據新計劃，本公司董事會可向合資格僱員（包括本公司及其附屬公司董事）授出購股權，以認購本公司股份。此外，本公司可不時向外來第三者授出購股權。

本公司於期內概無根據新計劃授出任何購股權。

公司管治

本公司在過去截至二零零三年六月三十日止之六個月期間內皆遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

購買，出售或贖回本公司之上市證券

本公司或其任何附屬公司期內概無購買，出售或贖回任何公司之上市證券。

承董事會命
主席
林普桂

香港，二零零三年九月十九日

INTERIM REPORT 2002



嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

CORPORATION INFORMATION

BOARD OF DIRECTORS
Mr. Lam Po Kwai, Frankie *(Chairman)*
Ms. Wong Yau Ching, Maria *(Vice Chairman)*
Ms. Lee Yuen Bing, Nina
Ms. So Man Yee, Katherine
Mr. Au Son Yiu *(Independent Non-Executive Director)*
Mr. Lee Johnson *(Independent Non-Executive Director)*
Ms. He Ling *(Non-Executive Director)*

AUDIT COMMITTEE
Mr. Lee Johnson
Mr. Au Son Yiu

COMPANY SECRETARY
Mr. Cheung Chiu Fan

COMPANY SOLICITORS
In Hong Kong
Sit, Fung, Kwong & Shum
Deacons

In Bermuda
Appleby, Spurling & Kempe

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited

SHARE REGISTERED AND TRANSFER OFFICE
In Hong Kong
Secretaries Limited

In Bermuda
Butterfield Corporate Services Limited

PRINCIPAL OFFICE IN HONG KONG
1st Floor, Yally Industrial Building
6 Yip Fat Street, Wong Chuk Hang
Hong Kong
Tel: 2518 8383
Fax: 2518 3038
E-mail: hk1@fdhl.com.hk
Website: www.frankiedominion.com

REGISTERED OFFICE
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

RESULTS

The board of directors (the "Directors") of Frankie Dominion International Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group"), for the six months ended 30th June, 2002 with comparative figures for the corresponding period of 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the six months ended 30th June,	
		2002	2001
		(unaudited)	(unaudited)
	Notes	*HK$*	*HK$*
Turnover	*3*	**440,119,881**	455,711,715
Cost of sales		**(373,634,970)**	(377,742,320)
Gross profit		**66,484,911**	77,969,395
Other revenue		**469,363**	1,528,792
Distribution costs		**(29,982,538)**	(32,177,558)
Administrative expenses		**(35,200,368)**	(46,690,214)
Expenses for cessation of a general merchandise store		**—**	(3,146,714)
Impairment loss of investments in securities		**—**	(2,500,000)
Unrealized holding loss on other investments		**(4,741,441)**	—
Loss from operations	*4*	**(2,970,073)**	(5,016,299)
Finance costs	*5*	**(1,857,849)**	(4,025,109)
Goodwill of an associate written off		**—**	(103,200)
		(4,827,922)	(9,144,608)
Share of loss of associates		**(461,631)**	(1,658,807)
Loss before taxation		**(5,289,553)**	(10,803,415)
Taxation	*6*	**—**	(48,490)
Net loss after taxation		**(5,289,553)**	(10,851,905)
Minority interests		**1,656,353**	3,184,705
Loss attributable to shareholders		**(3,633,200)**	(7,667,200)
Interim dividend		**—**	4,779,263
Loss per share — basic	*7*	**(0.76) Cent**	(1.60) Cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**At 30th June, 2002 (unaudited) HK$**	At 31st December, 2001 (audited) HK$
Non-current assets			
Property, plant and equipment	*8*	**203,714,723**	209,812,255
Interest in associates		**2,607,379**	8,040,577
Investments in securities		**8,720,438**	8,916,439
Club debenture		**880,000**	880,000
		215,922,540	227,649,271
Current assets			
Inventories		**137,804,664**	93,782,886
Amount due from associates		**516,165**	516,165
Debtors and prepayments	*9*	**109,941,488**	92,385,515
Investments in securities		**8,128,187**	12,869,628
Tax recoverable		**2,615,172**	1,379,268
Short term bank deposits		**36,926,387**	19,096,911
Short term pledged bank deposits		**2,654,400**	2,634,218
Bank balances and cash		**11,155,634**	12,176,336
		309,742,097	234,840,927
Current liabilities			
Creditors, bills payable and accrued charges	*10*	**185,586,790**	116,655,137
Amount due to an associate		**—**	4,943,134
Obligations under finance leases — due within one year		**7,843,648**	8,062,053
Bank borrowings — due within one year		**47,621,943**	33,974,468
		241,052,381	163,634,792
Net current assets		**68,689,716**	71,206,135
Total assets less current liabilities		**284,612,256**	298,855,406
Capital and reserves			
Share capital	*11*	**47,792,629**	47,792,629
Reserves	*12*	**166,819,863**	175,232,326
Total capital and reserves		**214,612,492**	223,024,955
Minority interests		**60,623,902**	62,280,256
Non-current liabilities			
Deferred taxation		**6,872,929**	6,872,929
Obligations under finance leases — due after one year		**2,502,933**	6,677,266
		9,375,862	13,550,195
		284,612,256	298,855,406

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30th June, 2002 (unaudited) *HK$*	2001 (unaudited) *HK$*
Net cash from operating activities	**20,870,072**	2,413,709
Net cash used in investing activities	**(8,536,771)**	(5,387,399)
Net cash from financing activities	**4,671,628**	11,563,605
Increase in cash and cash equivalents	**17,004,929**	8,589,915
Cash and cash equivalents at 1st January	**31,067,643**	19,768,760
Cash and cash equivalents at 30th June	**48,072,572**	28,358,675
Analysis of balances of cash and cash equivalents:		
Cash and cash equivalents as previously reported	—	(41,424,321)
Effect of reclassification of import loans and export loans	—	69,782,996
Cash and cash equivalents as restated	**48,072,572**	28,358,675
Being:		
Short term bank deposits	**36,926,387**	11,737,902
Bank balances and cash	**11,155,634**	17,704,910
Bank overdrafts	**(9,449)**	(1,084,137)
	48,072,572	28,358,675

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June, 2002

	Total equity (unaudited) *HK$*
At 1st January, 2001	**230,315,875**
Net loss for the period	**(7,667,200)**
Final dividend for 2000 paid	**(9,558,526)**
At 30th June, 2001	**213,090,149**
Exchange differences on translation of overseas operations not recognised in income statement	**1,022,617**
Net profit for the period	**13,691,452**
Interim dividend for 2001 paid	**(4,779,263)**
At 31st December, 2001	**223,024,955**
Net loss for the period	**(3,633,200)**
Final dividend for 2001 paid	**(4,779,263)**
At 30th June, 2002	**214,612,492**

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Basis of preparation

The condensed financial statements of the Group for the six months ended 30th June, 2002 have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirement of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. Principal accounting policies

The principal accounting policies used in the preparation of the condensed financial statements are consistent with those adopted by the Group in its financial statements for the year ended 31st December, 2001 except adoption of the following which are effective for the accounting periods commencing on or after 1st January, 2002.

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has had no significant effect on the results for the current or prior accounting period. Accordingly, no prior period adjustment has been required.

The condensed financial statements of the Group for the six months ended 30th June, 2002 are unaudited and have been reviewed by the Audit Committee of the Company.

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. Turnover

Turnover represents the net amounts received and receivables for goods sold by the Group to outside customers, less returns and allowance for the six months ended 30th June, 2002, and is analysed as follows:

	For the six months ended 30th June,	
	2002	2001
	(unaudited)	(unaudited)
	HK$	*HK$*
Continuing operations:		
Sale of household and consumer products	**440,119,881**	453,820,372
Discontinued operations:		
Operating of a general merchandise store	—	1,891,343
	440,119,881	455,711,715

Business segments

The Group is mainly engaged in trading, manufacturing and sale of household and consumer products and operates under three divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Trading — resale of household products

Manufacturing of household — manufacturing and sale of household products

Manufacturing — others — manufacturing and sale of other consumer products

Segment information about these businesses is presented below.

Unaudited income statement for the six months ended 30th June, 2002

	Trading *HK$*	Manufacturing of household *HK$*	Manufacturing — others *HK$*	General merchandise store *HK$*	Consolidation *HK$*
Turnover					
External sales	55,937,964	64,462,142	319,719,775	—	440,119,881
Results					
Segment results	2,882,917	14,593,671	19,025,786	—	36,502,374
Unallocated income and expenses					(34,731,006)
Unrealised holding loss on other investments					(4,741,441)
Loss from operations					(2,970,073)
Finance costs					(1,857,849)
Share of losses of associates					(461,631)
Loss before taxation					(5,289,553)
Taxation					—
Loss after taxation					(5,289,553)

Unaudited income statement for the six months ended 30th June, 2001

	Trading HK$	Manufacturing of household HK$	Manufacturing — others HK$	General merchandise store HK$	Consolidation HK$
Turnover					
External sales	67,905,327	73,331,248	312,583,797	1,891,343	455,711,715
Results					
Segment results	3,548,895	19,813,719	22,346,671	82,552	45,791,837
Unallocated income and expenses					(45,161,422)
Expenses for cessation of a general merchandise store				(3,146,714)	(3,146,714)
Impairment loss of investments in securities					(2,500,000)
Loss from operations					(5,016,299)
Finance costs					(4,025,109)
Goodwill of associates written off					(103,200)
Share loss of associates					(1,658,807)
Loss before taxation					(10,803,415)
Taxation					(48,490)
Loss after taxation					(10,851,905)

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China (other than Hong Kong) (the "PRC").

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	For the six months ended 30th June,	
	2002	2001
	(unaudited)	(unaudited)
	HK$	*HK$*
Geographical market		
North America	**170,526,312**	174,800,546
Holland	**62,066,712**	93,735,545
Germany	**60,158,569**	37,023,065
United Kingdom	**43,280,738**	39,176,113
France	**37,613,652**	36,140,462
Other European countries	**26,945,089**	25,285,029
Hong Kong	**17,743,076**	18,120,096
Australia	**10,734,213**	12,248,494
China	**4,882,305**	6,655,833
Others	**6,169,215**	12,526,532
	440,119,881	455,711,715

Contribution to operating profit by geographical market has not been presented as the contribution to operating profit from each market is closely proportional to the turnover attributable to that market, except as regards the turnover and operating loss derived from operation of a general merchandise store carried out in Hong Kong which ceased operation on 1st March, 2001.

4. Loss from operations

Loss from operations has been arrived at after charging (crediting):

	For the six months ended 30th June,	
	2002	2001
	(unaudited)	(unaudited)
	HK$	*HK$*
Depreciation and amortisation	**14,901,760**	16,008,921
Gain on disposal of property, plant and equipment	**(18,619)**	(439,035)
Operating lease payments in respect of rented properties	**9,036,821**	12,354,384
Provision for bad and doubtful debts	**—**	2,000,464

5. **Finance costs**

	For the six months ended 30th June,	
	2002	2001
	(unaudited)	(unaudited)
	HK$	*HK$*
Interest on:		
Bank borrowings wholly repayable within five years	**1,828,263**	3,355,355
Obligations under finance leases	**29,586**	669,754
	1,857,849	4,025,109

6. **Taxation**

	For the six months ended 30th June,	
	2002	2001
	(unaudited)	(unaudited)
	HK$	*HK$*
Hong Kong profits tax	**—**	—
Share of taxation of an associate		
Overseas taxation	**—**	48,490
	—	48,490

No provision for profit tax is payable by the Group since the Group had no assessable profit for the period. Profits tax for 2001 was calculated at the rate of 16% on the estimated assessable profit for that period.

7. **Loss per share**

The calculation of basic loss per share is based on the loss attributable to shareholders for the period of HK$3,633,200 (2001: HK$7,667,200) and the weighted average of 477,926,292 (2001: 477,926,292) shares in issue during the period.

No diluted loss per share is shown as there is no dilutive effect on the loss per share for the six months ended 30th June, 2001 and 30th June, 2002.

8. **Property, plant and equipment**

During the period, the Group spent approximately HK$8,908,000 (2001: HK$13,454,000) on additions to property, plant and equipment to upgrade its manufacturing capabilities.

9. Debtors and prepayments

	30th June, 2002 (unaudited) *HK$*	31st December, 2001 (audited) *HK$*
Trade debtors	**80,769,925**	73,536,819
Bills receivable	**15,297,452**	3,732,208
Other debtors and prepayments	**13,874,111**	15,116,488
	109,941,488	92,385,515

The Group allows an average credit period of 90 days to its trade customers.

The following is an aged analysis of trade debtors as at the reporting date:

	30th June, 2002 (unaudited) *HK$*	31st December, 2001 (audited) *HK$*
0 — 60 days	**77,277,999**	67,518,069
61 — 90 days	**2,956,304**	2,348,709
> 90 days	**535,622**	3,670,041
	80,769,925	73,536,819

10. Creditors, bills payable and accrued charges

	30th June, 2002 (unaudited) *HK$*	31st December, 2001 (audited) *HK$*
Trade creditors	**79,892,862**	62,821,936
Bills payable	**64,671,575**	14,818,966
Other creditors and accrued charges	**41,022,353**	39,014,235
	185,586,790	116,655,137

The following is an aged analysis of trade creditors as at the reporting date:

	30th June, 2002 (unaudited) *HK$*	31st December, 2001 (audited) *HK$*
0 — 60 days	**63,950,871**	46,668,905
61 — 90 days	**13,811,555**	13,161,899
> 90 days	**2,130,436**	2,991,132
	79,892,862	62,821,936

11. **Share capital**

There were no movements in the share capital of the Company during the period from 1st January, 2002 to 30th June, 2002.

	Number of ordinary shares of HK$0.10 each		**Nominal value**	
	30th June, 2002 (unaudited)	31st December, 2001 (audited)	**30th June, 2002 (unaudited)** *HK$*	31st December, 2001 (audited) *HK$*
Authorised:				
Ordinary shares of HK$0.1 each	**1,000,000,000**	1,000,000,000	**100,000,000**	100,000,000
Issued and fully paid:				
Ordinary share of HK$0.1 each	**477,926,292**	477,926,292	**47,792,629**	47,792,629

12. Reserves

	Share premium HK$	Goodwill HK$	Translation reserve HK$	Capital redemption reserve HK$	Dividend reserve HK$	Retained profits HK$	Total HK$
At 1st January, 2001	144,997,035	(42,196,793)	273,190	85,000	9,558,526	69,806,288	182,523,246
Exchange adjustment	—	—	1,022,617	—	—	—	1,022,617
Profit for the period	—	—	—	—	—	6,024,252	6,024,252
Amount set aside for 2001 dividend	—	—	—	—	9,558,526	(9,558,526)	—
Final dividend for 2000 paid	—	—	—	—	(9,558,526)	—	(9,558,526)
Interim dividend for 2001 paid	—	—	—	—	(4,779,263)	—	(4,779,263)
At 31st December, 2001	144,997,035	(42,196,793)	1,295,807	85,000	4,779,263	66,272,014	175,232,326
Loss for the period	—	—	—	—	—	(3,633,200)	(3,633,200)
Final dividend for 2001 paid	—	—	—	—	(4,779,263)	—	(4,779,263)
At 30th June, 2002	144,997,035	(42,196,793)	1,295,807	85,000	—	62,638,814	166,819,863

13. Contingent liabilities

	30th June, 2002 (unaudited) ***HK$***	31st December, 2001 (audited) *HK$*
Export bills discounted with recourse	**30,008,011**	40,174,624

14. Capital commitments

	30th June, 2002 (unaudited) ***HK$***	31st December, 2001 (audited) *HK$*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**—**	18,910,975
Capital expenditure in respect of acquisition of property, plant and equipment authorised but not contracted for	**—**	1,550,000

INTERIM DIVIDEND

The directors have resolved not to pay any interim dividend for the six months ended 30th June, 2002 (2001: HK$0.01 per share).

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Turnover of the Group for the six months ended 30th June, 2002 decreased from HK$455,711,000 last year to HK$440,119,000 this year, representing a slight decrease of approximately 3.42% due to a slowdown in the global economic environment. The Group's unaudited loss attributable to shareholders reduced to HK$3,633,200 when compared with the loss of HK$7,667,200 for the previous corresponding period. Loss per share also reduced to HK$0.0076 from HK$0.016 in 2001.

The management had anticipated the continuation of the slowing down of the world's major economies in 2002 and thus strengthened its precautionary strategy to implement a series of measures to tighten factory overhead control, enhance productivity and reduce wastages. During the period, the Group also strengthened its liquidity and financial position through a decrease in inventories level, trade receivables and bank borrowings. The loss attributable for the period was mainly due to a loss in operation from non wholly-owned subsidiary and unrealized holding loss on investments.

Bigfield Goldenford Holdings Limited

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a half year turnover of HK$315,592,000, a slight increase of 2.88% from that of the previous corresponding period. Net loss for the period reduced to approximately HK$4.15 million from HK$8.5 million in the same period of last year.

Frankie Dominion (Holdings) Limited

Frankie Dominion (Holdings) Limited has recorded a decline in business operations. Turnover decreased by 18.40% amounting to HK$133,980,000 in the first half of this year as compared with the same period in 2001.

Interest Expenses

As a result of lower bank borrowings, interest expenses reduced to 0.42% in the first half of 2002 compared with 0.88% of the Group's turnover as at 30th June, 2001.

Provisions for bad and doubtful debt

No provision was made for the period. In the corresponding period of 2001, HK$2 million was being provided.

Charges on assets

There has been no material change in the charges on the Group's assets since 31st December, 2001.

LIQUIDITY AND FINANCIAL RESOURCES

Net current assets and current ratio were HK$71,206,135 and 1.44:1 as at 31st December, 2001 and HK$68,689,716 and 1.28:1 as at 30th June, 2002. A slight decrease in net current assets is largely due to an increase in trade creditors and bills payable.

The Group's gearing ratio was reduced from 6.64% as at 31st December, 2001 to 3.37% as at 30th June, 2002, which was calculated based on the net borrowings of HK$7,232,103 (31st December, 2001: HK$14,806,322) and the shareholders' funds of HK$214,612,492 (31st December, 2001: HK$223,024,955).

As at 30th June, 2002, the Group does not engage in foreign currency speculation or any financial instrument used for hedging purposes.

The Group generally finances its business with internally generated cash flows and revolving credit facilities provided by the Group's principal bankers. With net current assets of HK$68,689,716 the management believes that the Group has sufficient financial resources to discharge its debts and to finance its daily operations and capital expenditure.

EMPLOYEES AND REMUNERATION

As at 30th June, 2002, the Group had approximately 9,600 (31st December, 2001: 9,800) employees. Less than 200 staff are stationed in Hong Kong and the rest are PRC workers. Employees are remunerated according to the nature of the job and market trend, with built-in merit component incorporated in the annual increment and year end performance bonus and share option scheme to reward and motivate individual performance.

PROSPECTS

The global economy recovery is still uncertain. In this difficult operating environment, the Group will focus on stringent cost control and continue to strengthen the competitiveness of business operations. In addition, the Group will explore business opportunities in Mainland China to pave the way for future growth. The management are optimistic that the Group should have a better performance in the second half of the year.

SHARE OPTION SCHEME

At the annual general meeting of the Company held on 31st May, 2002, shareholders of the Company approved the termination of the share option scheme adopted by the Company on 1st June, 2001 and the adoption of a New Share Option Scheme in compliance with the amended Chapter 17 of the Listing Rules. A summary of the principal terms of the New Share Option Scheme is contained in the circular dated 29th April, 2002 sent to the shareholders of the Company. No options were granted during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting policies and practice adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the interim financial statements for the period ended 30th June, 2002.

DIRECTORS' INTERESTS IN SHARES

As at 30th June, 2002, the beneficial interests of the directors and chief executive of the Company and their associates in the share capital of the Company which have been disclosed to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Company under section 28 of the Securities (Disclosure of Interests) Ordinance (including interests which they are deemed or taken to have under section 31 or Part I of the Schedule to that Ordinance) and which have been registered by the Company under section 29 of the said Ordinance or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

	Number of shares held	
Name of directors	**Personal interests**	**Corporate interests**
Lam Po Kwai Frankie	63,135,785	104,729,411*(a)*
Wong Yau Ching Maria	19,073,433	—
Lee Yuen Bing Nina	10,867,059	24,367,798*(b)*
So Man Yee Katherine	737,045	—
Au Son Yiu	1,433,660	—

Notes:

(a) These shares are held through Carrson Holdings Investment Limited and Frankfort Capital Investment Limited, both of which are companies beneficially owned by Mr. Lam Po Kwai Frankie.

(b) These shares are held through Joint Admin Benefit Corporation Limited, a company beneficially owned by Ms. Lee Yuen Bing Nina.

SUBSTANTIAL SHAREHOLDERS' INTEREST

As at 30th June, 2002, according to the register of interests kept by the Company under section 16(1) of the SDI Ordinance, other than the interests in Shares disclosed above in respect of the Directors and Chief Executive, there were no persons who, as at 30th June, 2002, were interested in 10% or more of the issued share capital of the Company.

CODE OF BEST PRACTICE

The Company has complied throughout the six months ended 30th June, 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PURCHASE, SALE OR REDEMPTION OF OWN LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 13th September, 2002

二零零二年中期報告

2002



嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

（於百慕達註冊成立之有限公司）

公司資料

董事會

林普桂先生*（主席）*
黃有貞女士*（副主席）*
李婉冰女士
蘇敏儀女士
區燊耀先生*（獨立非執行董事）*
李鎮成先生*（獨立非執行董事）*
賀玲小姐*（非執行董事）*

審核委員會

李鎮成先生
區燊耀先生

公司秘書

張超凡先生

公司律師

在香港
薛馮鄺岑律師行
的近律師行

在百慕達
顏施甘百慕達律師行

核數師

德勤•關黃陳方會計師行
執業會計師

主要往來銀行

香港上海匯豐銀行有限公司
恒生銀行有限公司

股份過戶登記處

在香港
秘書商業服務有很公司

在百慕達
Butterfield Corporate Services Limited

香港主要辦事處

香港
黃竹坑業發街6號
益年工業大廈1樓
電話： 2518 8383
傳真： 2518 3038
電郵： hk1@fdhl.com.hk
網址： www.frankiedominion.com

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

業績

嘉利美商國際有限公司(「本公司」)之董事會(「董事會」)欣然宣佈本公司及其附屬公司(統稱「本集團」)截至二零零二年六月三十日止六個月之未經審核綜合業績連同去年同期之比較數字如下:

簡明綜合收益表

		截至六月三十日止六個月	
		二零零二年	二零零一年
		(未經審核)	(未經審核)
	附註	*港元*	*港元*
營業額	*3*	**440,119,881**	455,711,715
銷售成本		**(373,634,970)**	(377,742,320)
毛利		**66,484,911**	77,969,395
其他收益		**469,363**	1,528,792
推銷成本		**(29,982,538)**	(32,177,558)
管理費用		**(35,200,368)**	(46,690,214)
停止經營一般商品店舖之費用		**—**	(3,146,714)
證券投資減值損失		**—**	(2,500,000)
其他投資項目之持有未變現虧損		**(4,741,441)**	—
經營虧損	*4*	**(2,970,073)**	(5,016,299)
財務費用	*5*	**(1,857,849)**	(4,025,109)
聯營公司商譽撇銷		**—**	(103,200)
		(4,827,922)	(9,144,608)
所佔聯營公司虧損		**(461,631)**	(1,658,807)
除税前虧損		**(5,289,553)**	(10,803,415)
税項	*6*	**—**	(48,490)
除税後虧損		**(5,289,553)**	(10,851,905)
少數股東權益		**1,656,353**	3,184,705
股東應佔虧損		**(3,633,200)**	(7,667,200)
中期股息		**—**	4,779,263
每股虧損— 基本	*7*	**(0.76)仙**	(1.60)仙

簡明綜合資產負債表

	附註	於二零零二年 六月三十日 （未經審核） 港元	於二零零一年 十二月三十一日 （經審核） 港元
非流動資產			
物業、廠房及設備	*8*	**203,714,723**	209,812,255
聯營公司權益		**2,607,379**	8,040,577
證券投資		**8,720,438**	8,916,439
會所債券		**880,000**	880,000
		215,922,540	227,649,271
流動資產			
存貨		**137,804,664**	93,782,886
應收聯營公司款項		**516,165**	516,165
應收帳款及預付帳款	*9*	**109,941,488**	92,385,515
證券投資		**8,128,187**	12,869,628
可收回之稅項		**2,615,172**	1,379,268
短期銀行存款		**36,926,387**	19,096,911
短期已質押銀行存款		**2,654,400**	2,634,218
銀行結存及現金		**11,155,634**	12,176,336
		309,742,097	234,840,927
流動負債			
應付帳款，應付票據及應計費用	*10*	**185,586,790**	116,655,137
應付聯營公司款項		**—**	4,943,134
融資租賃責任— 一年內到期		**7,843,648**	8,062,053
銀行借貸— 一年內到期		**47,621,943**	33,974,468
		241,052,381	163,634,792
流動資產淨額		**68,689,716**	71,206,135
資產總額減流動負債		**284,612,256**	298,855,406
資本及儲備			
股本	*11*	**47,792,629**	47,792,629
儲備	*12*	**166,819,863**	175,232,326
資本及儲備總額		**214,612,492**	223,024,955
少數股東權益		**60,623,902**	62,280,256
非流動負債			
遞延稅項		**6,872,929**	6,872,929
融資租賃責任— 一年後到期		**2,502,933**	6,677,266
		9,375,862	13,550,195
		284,612,256	298,855,406

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零二年 (未經審核) *港元*	二零零一年 (未經審核) *港元*
經營業務收入之現金淨額	**20,870,072**	2,413,709
投資業務使用之現金淨額	**(8,536,771)**	(5,387,399)
融資業務收入之現金淨額	**4,671,628**	11,563,605
現金及現金等價物之增加	**17,004,929**	8,589,915
於一月一日之現金及現金等價物	**31,067,643**	19,768,760
於六月三十日之現金及現金等價物	**48,072,572**	28,358,675
現金及現金等價物項目結餘之分析:		
前期現金及現金等價物	**—**	(41,424,321)
出入口貸款重新分類影響	**—**	69,782,996
現金及現金等價物重列	**48,072,572**	28,358,675
組成:		
短期銀行存款	**36,926,387**	11,737,902
銀行結存及現金	**11,155,634**	17,704,910
銀行透支	**(9,449)**	(1,084,137)
	48,072,572	28,358,675

簡明綜合權益變動表

截至二零零二年六月三十日止六個月

	合共權益 （未經審核） *港元*
於二零零一年一月一日	**230,315,875**
期內淨虧損	**(7,667,200)**
已付二零零零年末期股息	**(9,558,526)**
於二零零一年六月三十日	**213,090,149**
未確認在收益表上之換算海外經營的匯兌差額	**1,022,617**
期內淨盈利	**13,691,452**
已付二零零一年中期股息	**(4,779,263)**
於二零零一年十二月三十一日	**223,024,955**
期內淨虧損	**(3,633,200)**
已付二零零一年末期股息	**(4,779,263)**
於二零零二年六月三十日	**214,612,492**

簡明財務報表附註

1. 編製基準

本集團截至二零零二年六月三十日止六個月之簡明綜合財務報表，乃根據香港會計師公會發出之會計實務準則第25條「中期財務呈報」及香港聯合交易所有限公司證券上市規則附錄十六所載之適用披露要求而編製。

2. 主要會計政策

除下列於二零零二年一月一日或以後開始之會計期間採納者外，編製本簡明綜合財務報表時所採用之主要會計政策，與本集團截至二零零一年十二月三十一日止年度之年財務報表所採用者一致。

會計實務準則第1條（修訂）	:	財務報表之呈列
會計實務準則第11條（修訂）	:	外幣折算
會計實務準則第15條（修訂）	:	現金流量表
會計實務準則第34條	:	僱員福利

採納該等標準會計實務準則導致現金流量表及權益變動表的呈列方式有所改變，唯對本期或前期會計期間之業績，並無重大影響，因此無須作出前期調整。

本集團截至二零零二年六月三十日止六個月之簡明綜合財務報表乃未經審核，但已經本公司審核委員會審核。

若干比較數字已重新分類，以配合本期間帳目之編列方式。

3. **業務額**

營業額指本集團截至二零零二年六月三十日止六個月售予外間客戶之貨品經扣減退貨及折扣之已收及應收款項淨額所得收益，現分析如下：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	港元	*港元*
持續經營業務：		
製造及銷售家居用品和消費品	**440,119,881**	453,820,372
已停止經營業務：		
經營一般商品店舖	**—**	1,891,343
	440,119,881	455,711,715

業務分類

本集團主要從事貿易，生產及銷售家居用品和消費品等三類劃分，並按三類劃分作基本分類資料。

主要業務如下：

貿易	—	轉售家居用品
生產家居用品	—	生產及銷售家居用品
生產 — 其他	—	生產及銷售其他消費品

下文呈列有關此等業務的分類資料。

截至二零零二年六月三十日止六個月之未經審核收益表

	貿易 *港元*	生產 家居用品 *港元*	生產 一其他 *港元*	一般商品 店舖 *港元*	綜合 *港元*
營業額					
對外銷售	55,937,964	64,462,142	319,719,775	—	440,119,881
業績					
分類業績	2,882,917	14,593,671	19,025,786	—	36,502,374
未分配收入 和支出					(34,731,006)
其他投資項目 之未變現虧損					(4,741,441)
經營虧損					(2,970,073)
財務費用					(1,857,849)
所佔聯營公司虧損					(461,631)
除稅前虧損					(5,289,553)
稅項					—
除稅後虧損					(5,289,553)

截至二零零一年六月三十日止六個月之未經審核收益表

	貿易 *港元*	生產 家居用品 *港元*	生產 —其他 *港元*	一般商品 店舖 *港元*	綜合 *港元*
營業額					
對外銷售	67,905,327	73,331,248	312,583,797	1,891,343	455,711,715
業績					
分類業績	3,548,895	19,813,719	22,346,671	82,552	45,791,837
未分配收入和支出					(45,161,422)
停止經營一般商品店舖之費用				(3,146,714)	(3,146,714)
證券投資減值損失					(2,500,000)
經營虧損					(5,016,299)
財務費用					(4,025,109)
聯營公司商譽撇銷					(103,200)
所佔聯營公司虧損					(1,658,807)
除税前虧損					(10,803,415)
税項					(48,490)
除税後虧損					(10,851,905)

地區分類

本集團之業務主要設於香港及中華人民共和國(香港除外)(「中國」)。

下表分析集團的貨品銷售往各地區市場的情況(不拘論貨品的原產地)。

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	港元	*港元*
地區市場		
北美洲	**170,526,312**	174,800,546
荷蘭	**62,066,712**	93,735,545
德國	**60,158,569**	37,023,065
英國	**43,280,738**	39,176,113
法國	**37,613,652**	36,140,462
其他歐洲國家	**26,945,089**	25,285,029
香港	**17,743,076**	18,120,096
澳洲	**10,734,213**	12,248,494
中國	**4,882,305**	6,655,833
其他地區	**6,169,215**	12,526,532
	440,119,881	455,711,715

由於各地區市場之經營盈利貢獻額與該市場所佔營業額大致成正比,故並無列出各地區市場之經營盈利貢獻額,惟於香港經營之一般商品店舖業務(已於二零零一年三月一日停止運作)之營業額除外。

4. 經營虧損

經營虧損已扣除(計入)下列各項:

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	港元	*港元*
折舊及攤銷	**14,901,760**	16,008,921
出售業、廠房及設備之盈利	**(18,619)**	(439,035)
租賃物業之經營租賃付款	**9,036,821**	12,354,384
呆壞帳撥備	**—**	2,000,464

5. 財務費用

	截至六月三十日止六個月	
	二零零二年	二零零一年
	（未經審核）	（未經審核）
	港元	*港元*
利息：		
需於五年內悉數償還之銀行貸款	**1,828,263**	3,355,355
融資租賃責任	**29,586**	669,754
	1,857,849	4,025,109

6. 稅項

	截至六月三十日止六個月	
	二零零二年	二零零一年
	（未經審核）	（未經審核）
	港元	*港元*
香港利得稅	**—**	—
所佔聯營公司稅項		
海外稅項	**—**	48,490
	—	48,490

因本集團於期內並無應課稅利潤，故無應付利得稅撥備。二零零一年利得稅乃根據該期內之估計應課稅利潤按16%之稅率計算。

7. 每股虧損

每股基本虧損乃根據期內股東應佔虧損3,633,200港元（二零零一年：7,667,200港元）並按期內已發行股份之加權平均數477,926,292股（二零零一年：477,926,292股）計算。

由於截至二零零一年六月三十日及二零零二年六月三十日止六個月每股虧損並無攤薄影響，故無列出每股攤薄虧損。

8. 物業、廠房及設備

期內，本集團就添置物業、廠房及設備方面之支出約8,908,000港元（二零零一年：13,454,000港元）以提升生產力。

9. 應收帳款及預付款項

	二零零二年 六月三十日 (未經審核) 港元	二零零一年 十二月三十一日 (經審核) 港元
貿易應收帳款	**80,769,925**	73,536,819
應收票據	**15,297,452**	3,732,208
其他應收帳款及預付款項	**13,874,111**	15,116,488
	109,941,488	92,385,515

本集團給予其貿易客戶之平均信貸期為90天。

於申報日期,貿易應收帳款之帳齡分析如下:

	二零零二年 六月三十日 (未經審核) 港元	二零零一年 十二月三十一日 (經審核) 港元
0 - 60天	**77,277,999**	67,518,069
61 - 90天	**2,956,304**	2,348,709
90天以上	**535,622**	3,670,041
	80,769,925	73,536,819

10. 應付帳款,應付票據及應計費用

	二零零二年 六月三十日 (未經審核) 港元	二零零一年 十二月三十一日 (經審核) 港元
貿易應付帳款	**79,892,862**	62,821,936
應付票據	**64,671,575**	14,818,966
其他應付帳款及應計費用	**41,022,353**	39,014,235
	185,586,790	116,655,137

於申報日期，貿易應付帳款之帳齡分析如下：

	二零零二年六月三十日（未經審核）*港元*	二零零一年十二月三十一日（經審核）*港元*
0 - 60天	**63,950,871**	46,668,905
61 - 90天	**13,811,555**	13,161,899
90天以上	**2,130,436**	2,991,132
	79,892,862	62,821,936

11. 股本

本公司之股本於期內由二零零二年一月一日至二零零二年六月三十日並沒有任何變動。

	每股面值0.1港元之普通股數目		面值	
	二零零二年六月三十日（未經審核）	二零零一年十二月三十一日（經審核）	二零零二年六月三十日（未經審核）*港元*	二零零一年十二月三十一日（經審核）*港元*
法定股本：				
每股0.1港元之普通股	**1,000,000,000**	1,000,000,000	**100,000,000**	100,000,000
已發行和繳足股本：				
每股0.1港元之普通股	**477,926,292**	477,926,292	**47,792,629**	47,792,629

12. 儲備

	股份溢價 港元	商譽 港元	拆算儲備 港元	股本 贖回儲備 港元	股息儲備 港元	保留盈利 港元	合共 港元
於二零零一年 一月一日	144,997,035	(42,196,793)	273,190	85,000	9,558,526	69,806,288	182,523,246
匯兑調整	—	—	1,022,617	—	—	—	1,022,617
期內盈利	—	—	—	—	—	6,024,252	6,024,252
2001年股息撥備	—	—	—	—	9,558,526	(9,558,526)	—
已付2000末期股息	—	—	—	—	(9,558,526)	—	(9,558,526)
已付2001中期股息	—	—	—	—	(4,779,263)	—	(4,779,263)
於二零零一年 十二月三十一日	144,997,035	(42,196,793)	1,295,807	85,000	4,779,263	66,272,014	175,232,326
期內虧損	—	—	—	—	—	(3,633,200)	(3,633,200)
已付2001末期股息	—	—	—	—	(4,779,263)	—	(4,779,263)
於二零零二年 六月三十日	144,997,035	(42,196,793)	1,295,807	85,000	—	62,638,814	166,819,863

13. 或有負債

	二零零二年 六月三十日 (未經審核) 港元	二零零一年 十二月三十一日 (經審核) 港元
附有追索權之已貼現出口票據	**30,008,011**	40,174,624

14. 資本承擔

	二零零二年 六月三十日 (未經審核) 港元	二零零一年 十二月三十一日 (經審核) 港元
購買已訂約但未在財務報表撥備之物業、 廠房及設備之資本開支	—	18,910,975
購買已授權但未訂約之物業、 廠房及設備之資本開支	—	1,550,000

中期股息

董事會議決不派發截至二零零二年六月三十日止六個月之中期股息(二零零一年:每股港幣一仙)。

管理層討論及分析

業務回顧

由於全球經濟放緩,本集團截至二零零二年六月三十日止六個月之營業額由去年的455,711,000港元輕微下跌至440,119,000港元,跌幅約為3.42%。與二零零一年同期虧損7,667,200港元比較,本集團未經審核股東應佔虧損則縮減至3,633,200港元。每股虧損亦由二零零一年的港幣1.60仙縮減至港幣0.76仙 。

管理層已預期二零零二年全球經濟將持續放緩,故早加強防禦策略,推行連串措施,收緊廠務開支,提升生產力及減少虛耗。期內,本集團亦透過縮減存貨量,應收帳款及銀行借貸,加強資金和財政資源。期內出現虧損之原因是非全資擁有之附屬公司業績錄得虧損及投資項目之持有未變現虧損所致。

鎮堅金科集團有限公司

本集團擁有62.5%之附屬公司鎮堅金科集團有限公司,錄得半年營業額為315,592,000港元,較去年同期輕微上升2.88%。期內淨虧損由去年同期的8,500,000港元縮減至4,150,000港元。

嘉利美商(集團)有限公司

嘉利美商(集團)有限公司錄得經營下降,與二零零一年同期比較今年上半年營業額下跌18.40%達133,980,000港元。

利息開支

由於銀行借貸減少,二零零二年上半年的利息開支較二零零一年六月三十日止佔本集團總營業額的0.88%,下降至0.42%。

呆壞帳撥備

期內並無預留撥備,而二零零一年同期則有2,000,000港元撥備入帳。

資產抵押

本集團抵押之資產自二零零一年十二月三十一日後未有重大變動。

流動資金及財政資源

於二零零一年十二月三十一日，流動資產淨值及流動比率分別為71,206,135港元及1.44：1。而於二零零二年六月三十日，流動資產淨值及流動比率分別為68,689,716港元及1.28：1。流動資產淨值輕微減少，主要由於貿易應付帳款及應付票據增加。

本集團之負債比率由二零零一年十二月三十一日的6.64%減少至二零零二年六月三十日的3.37%，此乃根據借貸淨額7,232,103港元（二零零一年十二月三十一日：14,806,322港元）及股東資金214,612,492港元（二零零一年十二月三十一日：223,024,955港元）計算。

於二零零二年六月三十日，本集團並無參與外幣投機活動或使用任何金融工具作對沖用途。

本集團一般以內部流動現金及本集團主要往來銀行所提供之循環信貸作為營運資金。鑒於本集團之流動資產淨值達68,689,716港元，管理層認為本集團具備充裕財政資源償還債務及提供日常業務運作所需資金及資本開支。

僱員

截至二零零二年六月三十日，集團旗下僱員約9,600人（二零零一年十二月三十一日：9,800人）。留駐香港之員工不足200人。其餘均為駐國內之工人。僱員薪酬乃按工作性質和市況釐定，並於是期間增薪評估內設有表現評估部分及年終獎金和購股權，以推動及獎勵個人工作表現。

展望

全球經濟復甦仍然不明朗。面對此等艱辛經營環境，本集團將專注嚴格控制成本開支及繼續加強業務之競爭力。此外，本集團將開拓國內商機，為未來發展作好準備。管理層深信本集團下半年之表現將會有所改善。

購股權計劃

於二零零二年五月三十一日舉行之股東週年大會，本公司股東已批准通過終止本公司於二零零一年六月一日採納之購股權計劃及採納新購股權計劃以符合上市規則第十七章之修訂。新購股權計劃之主要條款概要已載於二零零二年四月二十九日寄發予股東之通函內。期內並無購股權被授出。

審核委員會

審核委員會已連同管理層檢討本集團所採用之會計政策及實務，以及商討審計，內部監控及財務申報事宜，並已包括審閱截至二零零二年六月三十日止期間之中期財務報表。

董事的股份權益

於二零零二年六月三十日止，本公司之董事及主要行政人員及彼等之聯繫人士擁有根據證券（公開權益）條例第二十八條已向香港聯合交易所有限公司（「聯交所」）及本公司披露之本公司股本之實益權益（包括彼等根據該條例第三十一條或附表第一部份視作或計作擁有之權益）及已由本公司根據上述條例第二十九條登記或依據上市公司董事之證券交易標準守則須知會本公司及聯交所之權益如下：

	持有之股份數目	
董事姓名	**個人權益**	**公司權益**
林普桂	63,135,785	104,729,411*(a)*
黃有貞	19,073,433	—
李婉冰	10,867,059	24,367,798*(b)*
蘇敏儀	737,045	—
區燊耀	1,433,660	—

附註：

(a) 此等股份乃透過 Carrson Holdings Investment Limited 及 Frankfort Capital Investment Limited 持有，而該等公司均由林普桂先生實益擁有。

(b) 此等股份乃透過 Joint Admin Benefit Corporation Limited 持有，而該公司乃由李婉冰女士實益擁有。

主要股東權益

於二零零二年六月三十日，根據公開權益條例第十六（一）條規定本公司存置之權益登記冊所載，除上文所披露董事及主要行政人員之股份權益外，並無任何人仕擁有本公司之已發行股本10%或以上權益。

最佳應用守則

本公司在過去截至二零零二年六月三十日止之六個月期間內皆遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

購買，出售或贖回本公司之上市證券

本公司或其任何附屬公司期內概無購買，出售或贖回任何公司之上市證券。

承董事會命
主席
林普桂

香港，二零零二年九月十三日

FRANKIE DOMINION INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

Home Mart Store Limited

Home Mart Store Limited ceased operation of its general merchandise store business in March 2001. The cost incurred for such discontinuance was HK$4,790,152 and all its inventories were disposed of in the first half of the year.

Others – Investment in securities

During the year, the Group exchanged its 25.08% interest in Prosticks.com Limited for a 18.81% interest in Prosticks International Holdings Limited, a company has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM") by way of a placing of 100,000,000 placing shares at HK$0.33 per share and dealings in the shares commenced on GEM on 5th December, 2001. The carrying amount of the investment was approximately HK$5,251,000 at the time of the share exchange.

PROSPECTS

In view of signs of recovery shown in the first quarter of 2002 in the U.S. economy, this should lead to an upturn in the global economy. It is believed that the Group will be able to surmount 2002's challenging environment and to deliver stable and improving results from its core business of manufacture and sale of consumer home products through continuous efforts and intensification of its activities in overheads control, cost reduction and marketing. The Board is cautiously optimistic for the Company's outlook for 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

Geographical Market

The Group's 2001 turnover, relating to the trading, manufacturing and sale of household and consumer products only, decreased by 12.05% to HK$995,177,000 when compared to the corresponding period for 2000 of HK$1,131,509,000. The dominant market in Europe constituted 50.70% amounting to HK$504,594,000 (2000: 53.96% amounting to HK$610,547,000). North American sales, as a percentage of turnover increased by 3.74% to 38.81% amounting to HK$386,234,000 (2000: HK$396,766,000). South American sales decreased to 0.50% amounting to HK$4,962,000 (2000: HK$6,086,000). Sales in other markets dropped slightly down from 7.05% to 5.94% of the turnover amounting to HK$59,146,000 (2000: HK$79,820,000). Product sales in the Hong Kong market also decreased to 4.04% amounting to HK$40,239,000 (2000: HK$54,291,000).

Products Categories

Sales of the major products out of the Group's turnover in 2001 were 41.12% for paper products (2000: 34.91%), 30.62% for wooden products (2000: 31.99%) and 28.06% for household items, home textiles products and tablemats (2000: 31.71%).

Interest Expenses

Interest expenses decreased by 31.17% to HK$7,156,000 in 2001 (2000: HK$10,397,000) as a result of the declining interest rate on bank borrowings during the year.

Provision for bad and doubtful debt

Provision increased in the year due to an additional provision of HK$4,513,000 being made against a doubtful account (2000: HK$2,266,000).

Minority Interests

Minority interests fell by 97.24% to HK$241,000 in 2001 (2000: HK$8,733,000) as a result of a significant decline in contributions from a majority-owned subsidiary.

Charges in assets

The Group had certain property, plant and equipment with carrying value of approximately HK$25 million (2000: HK$26 million) together with a bank deposit of approximately HK$2.6 million (2000: HK$2.5 million) pledged to banks to secure banking facilities granted to subsidiaries.

Exposure to fluctuations in exchange rates and related hedges

All transactions of the Group are denominated in Hong Kong dollars, United States dollars, Renminbi and Sterling Pounds. Transactions in foreign currency are translated at the rates ruling on the dates of the transactions or at the contracted settlement rate. As the exchange rates of these currencies were stable during the year under review, no hedging or other alternatives had been implemented. The Group does not engage in foreign currency speculation.

Liquidity and financial resources

Net current assets and current ratio were HK$43,668,875 and 1.23: 1 as at 31st December, 2000 and HK$ 71,206,135 and 1.44: 1 as at 31st December, 2001. The increase in net current assets is largely due to an increase in bank deposits and lower bank borrowings. Raw material, work-in-progress and finished goods decreased by 15.4% to HK$93,783,000 (2000: HK$110,838,000).

The Group's gearing ratio declined from 20% as at 31st December, 2000 to 6.6% as at 31st December, 2001, which was calculated based on the net borrowings of HK$14,806,322 (2000: HK$45,961,749) and the shareholders' funds of HK$223,024,955 (2000: HK$230,315,875).

The Group generally finances its business with internally generated cash flows and revolving credit facilities provided by the Group's principal bankers. With net current assets of HK$71,206,135, the management believes that the Group has sufficient financial resources to discharge its debts and to finance its daily operations and capital expenditure.

EMPLOYEES AND REMUNERATION

The approximate number of employees of the Group as at 31st December, 2001 and 31st December, 2000 were both around 9,800 with a seasonal high figure of more than 10,000 during the third quarter of 2001. Less than 200 staff are stationed in Hong Kong and the rest are PRC workers.

Employees are remunerated according to the nature of the job and market trends, with a built-in merit component incorporated in the annual increment and a year-end performance bonus to reward and motivate individual performance.

SHARE OPTION SCHEME

The Company has also adopted a share option scheme at the annual general meeting on 1st June, 2001 under which the directors, at their discretion, are authorized to grant share options to any employees of the Group as incentives. There was no share option granted to any employee after the annual general meeting.

As a result of The Stock Exchange of Hong Kong Limited amending Chapter 17 (Share Option Schemes) of the Listing Rules on 1st September, 2001, certain terms of the existing share option scheme are no longer in compliance with such listing rules and the Company can no longer grant any option under the existing share option scheme. Accordingly, a new share option scheme will be proposed for adoption and to terminate the existing scheme at the forthcoming Annual General Meeting.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting policies and practice adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the consolidated financial statements of the Group and the auditors' report for the year ended 31st December, 2001.

PURCHASE, SALE OR REDEMPTION OF OWN LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st December, 2001 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

ANNUAL GENERAL MEETING AND CIRCULAR

The Annual General Meeting of shareholders will be convened to be held at 10:00 a.m. on Friday, 31st May, 2002, at the Ballroom, 2nd Floor, The Aberdeen Marina Club, 8 Shum Wan Road, Aberdeen, Hong Kong. The directors have indicated that they will support all the resolutions to be proposed at the forthcoming Annual General Meeting.

A circular containing a notice convening the Annual General Meeting to approve, inter alia, the share repurchase, the share issue general mandates and the new share option scheme will be sent to shareholders of the Company as soon as practicable.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The detailed results containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be released on the website of the Stock Exchange in due course.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 12th April, 2002
Website: "www.frankiedominion.com"

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

FINAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED 31ST DECEMBER 2001

The directors of Frankie Dominion International Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2001 and comparative figures for last year as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	2001 HK$'000	2000 HK$'000 (Restated)
Turnover	2	997,069	1,147,511
Cost of sales		(824,667)	(909,391)
Gross profit		172,402	238,120
Other revenue		2,781	13,906
Distribution costs		(65,432)	(78,417)
Administrative expenses		(90,365)	(125,871)
Expenses for cessation of a general merchandise store		(4,790)	–
Impairment loss recognised on property, plant and equipment		(6,000)	–
Impairment loss recognised on investment securities		(2,749)	(113)
Unrealised holding gain on other investments		7,619	–
Profit from operations		13,466	47,625
Finance costs		(7,156)	(10,397)
Gain on deemed disposal of an associate		4,525	–
Goodwill of associates written off		(103)	(31,780)
		10,732	5,448
Share of losses of associates		(2,826)	(2,684)
Profit before taxation		7,906	2,764
Taxation	3	(1,641)	(5,574)
Profit (loss) after taxation		6,265	(2,810)
Minority interests		(241)	(8,733)
Net profit (loss) for the year		6,024	(11,543)
Dividends	4	9,558	14,338
Earnings (loss) per share	5	1.260 Cents	(2.461) Cents

Notes:

(1) The Group has adopted for the first time the following new and revised Statement of Standard Accounting Practice ("*SSAPs*") issued by the Hong Kong Society of Accountants, which include SSAP 9 (revised), SSAP 14 (revised), SSAP 30 and SSAP 31 in the 2001 financial statements. Comparative amounts for the prior year have been restated after the adoption of the new and revised SSAP.

In particular, the Group has adopted SSAP 30 "Business Combination" and has elected not to restate goodwill previously eliminated against reserves. However, impairment loss in respect of goodwill that arose between the date of acquisition of *the relevant subsidiaries and associates and the date of adoption of SSAP 30 has been recognized retrospectively* in accordance with SSAP 31. Goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves and will be charged *to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as* the goodwill is determined to be impaired.

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets (including property and equipment, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of its useful life. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves. The Group has retrospectively restated its previously reported net loss for the periods ended *31st December, 2000 and 31st December, 1999 by HK$31,779,964 and HK$31,415,575, respectively for the impairment* of goodwill arising from the acquisition of associates.

Effects of the change of the Group's accounting policies and adoption of these new policies will be set out in the financial statements.

(2) **Turnover**

	2001 HK$'000	2000 HK$'000
Continuing operations:		
Sale of household and consumer products	995,178	1,131,509
Sale of properties held for resale	–	444
	995,178	1,131,953
Discontinued operations:		
Operating of a general *merchandise* store	1,891	15,558
	997,069	1,147,511

Business segments
The Group is mainly engaged in trading, manufacturing and sale of household and consumer products and operate under three divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Trading – resale of household products
Manufacturing of household – *manufacturing and sale of household products*
Manufacturing – others – manufacturing and sale of other consumer products

In prior years, the Group was also involved in the operating of a general merchandise store. That operation was discontinued on 1st March, 2001.

Segment information about these businesses is presented below.

Income statement for the year ended 31st December, 2001

	Trading HK$'000	Manufacturing of household HK$'000	Manufacturing -others HK$'000	General merchandise store HK$'000	Consolidation HK$'000
Turnover					
External sales	143,559	143,579	708,040	1,891	997,069
Results					
Segment results	7,239	49,076	50,533	122	106,970
Unallocated income and expenses					(93,584)
Expenses for cessation of a general merchandise store	–	–	–	(4,790)	(4,790)
Impairment loss recognised on investment securities					(2,749)
Net unrealised gain on other investments					7,619
Profit from operations					13,466
Finance costs					(7,156)
Gain on deemed disposal of an associate					4,525
Goodwill of an associate written off					(103)
Share of losses of associates					(2,826)
Profit before taxation					7,906
Taxation					(1,641)
Profit after taxation					6,265

Income statement for the year ended 31st December, 2000

	Trading HK$'000	Manufacturing of household HK$'000	Manufacturing -others HK$'000	General merchandise store HK$'000	Other operations HK$'000	Consolidation HK$'000
Turnover						
External sales	189,054	189,482	752,973	15,558	444	1,147,511
Results						
Segment results	9,290	64,620	83,700	2,149	(57)	159,702
Unallocated income and expenses						(111,964)
Impairment loss recognised on investment securities						(113)
Profit from operations						47,625
Finance costs						(10,397)
Share of losses of associates						(2,684)
Goodwill of associates written off						(31,780)
Profit before taxation						2,764
Taxation						(5,574)
Loss after taxation						(2,810)

Geographical segments
The Group's operations are mainly located in Hong Kong, the People's Republic of China (other than Hong Kong) (the "PRC") and Canada.

The following table provides an analysis of the Group's sales by geographical market, in irrespective of the origin of the goods.

	Year ended 31.12.2001 HK$	Year ended 31.12.2000 HK$
Geographical market		
North America	386,234,207	396,766,181
Holland	176,328,627	220,604,212
Germany	89,283,378	102,212,968
United Kingdom	104,380,416	123,281,128
France	75,433,983	90,151,578
Other European countries	59,168,031	74,296,970
Hong Kong	42,131,149	54,291,467
Australia	31,893,691	36,635,309
PRC	13,277,242	20,542,604
Others	18,937,934	28,728,300
	997,068,658	1,147,510,717

Contribution to operating profit by geographical market has not been presented as the contribution to operating profit from each market is closely proportional to the turnover attributable to that market, except as regards the turnover and operating loss derived from operation of a general merchandise store which is carried out in Hong Kong and sale of properties held for resale which is carried out in Canada.

(3) **Taxation**

	2001 HK$'000	2000 HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax		
Current year	2,357	5,284
Overprovision in prior years	(340)	(1,006)
Deferred taxation	(422)	1,296
	1,595	5,574
Share of taxation of an associate		
Overseas taxation	46	–
	1,641	5,574

Hong Kong Profits Tax is calculated at 16% (2000: 16%) of the estimated assessable profit for the year. Overseas taxation for the year was calculated at the rate prevailing in the relevant jurisdiction.

(4) **Dividends**

	2001 HK$'000	2000 HK$'000
Interim dividend paid, 1 cent (2000: 1 cent) per share	4,779	4,779
Final dividend proposed of 1 cent (2000: 2 cents) per share	4,779	9,559
	9,558	14,338

(5) **Earnings (loss) per share**
The calculation of the basic earnings (loss) per share is based on net profit for the year of HK$6,024,252 (as restated *2000: net loss of HK$11,543,082) and the weighted average of 477,926,292 (2000: 469,043,000) shares in issue during* the year.

The computation of diluted earnings per share for two years has not assumed the exercise of share options because the exercise prices of the Company's outstanding share options are higher than the fair value per share for both 2001 and 2000.

FINAL DIVIDEND
The Board has resolved to recommend a final dividend of HK$0.01 per share (2000: HK$0.02) for the year ended 31st December, 2001 to be paid on 6th June, 2002 to shareholders whose names appear on the register of members of the Company on 17th May, 2002 subject to approval of shareholders at the forthcoming annual general meeting. Together with the interim dividend of HK$0.01 per share paid on 7th November, 2001, the total dividend for the year is HK$0.02 per share (2000: HK$0.03).

CLOSURE OF REGISTER
The register of members is closed from 13th May, 2002 to 17th May, 2002 both days inclusive, during which period no transfers of shares will be effected. In order to qualify for the 2001 final dividend, share certificates with completed transfer form either overleaf or separately, must be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 10th May, 2002.

REVIEW OF RESULTS AND OPERATION
The unexpected decline in the global economy during the first half of the year worsened as a result of the tragic events in the United States on 11th September, 2001, which badly affected consumer confidence. The economic downturn has had an adverse impact on the business of the Group. Against this difficult environment, the Group recorded a decrease in turnover to HK$997,068,658 (2000: HK$1,147,510,717) for the year ended 31st December, 2001. *Net profit attributable to shareholders for the year was HK$6,024,252 (as restated 2000:* net loss of HK$11,543,082). Earnings per share increased by 151% to HK$0.0126 when compared to the previous year (as restated 2000: net loss per share HK$0.02461). Profit from operations decline was mainly due to a significant decrease in profit contributions derived from non wholly-owned subsidiaries, impairment loss of property, plant and equipment, substantial expenses for cessation of a general merchandise store and impairment loss of investments in securities during the year.

Bigfield Goldenford Holdings Limited
Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a turnover of HK$696,685,000, a decrease of 5.43% from that of the previous year. Net profit for the period amounted to approximately HK$814,000, a significant decrease of 96.50% over the same period in 2000. The reduced profit contribution was primarily attributable to an increase in factory overheads, lower profit margins and claims together with provision for bad debt. Management will implement stringent control over expenses through *rationalization of its processes and system re-engineering aiming to enhance operational efficiency and to* maintain relatively low-operating costs in the coming years. It is expected that this subsidiary's contribution to the Group will be improved.

Frankie Dominion (Holdings) Limited
Frankie Dominion (Holdings) Limited has also recorded a decline in business operation. Turnover decreased by 21.25% amounting to HK$330,171,000 in 2001 when compared to the previous year. The Management expects a steady growth with stable profit contribution to the Group in 2002.

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Frankie Dominion International Limited will be held at the Ballroom, 2nd Floor, The Aberdeen Marina Club, 8 Shum Wan Road, Aberdeen, Hong Kong on Friday, 31st May, 2002, at 10 a.m. for the following purposes:

(1) To receive and consider the audited financial statements together with the reports of the Directors and Auditors for the year ended 31st December, 2001;

(2) To declare a Final Dividend for the year ended 31st December, 2001;

(3) To re-elect Directors of the Company and to fix their remuneration;

(4) To re-appoint the auditors of the Company and to authorise the Directors to fix their remuneration; and

(5) As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

(i) "THAT

(a) the exercise by the Directors during the Relevant Period of all powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the respective aggregate amounts of shares which may be purchased on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to paragraph (a) of this Resolution during the Relevant Period shall be no more than 10 per cent. of the aggregate nominal amount of the issued share capital at the date of passing of this Resolution;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(A) the conclusion of the next annual general meeting of the Company;

(B) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(C) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

(ii) "THAT

(a) subject to the limitation mentioned in paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (A) a Rights Issue, (B) the exercise of options granted under any share option scheme adopted by the Company from time to time and (C) any scrip dividend or similar scheme, shall not exceed the aggregate of (i) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (ii) (if the Directors are so authorised by separate ordinary resolution of the Company) the nominal amount of share capital repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution) and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(A) the conclusion of the next annual general meeting of the Company;

(B) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(C) the revocation or variation of the authority given by this Resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)"

(iii) "THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the Resolution set out as Resolution No. 5(ii) in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (ii) of paragraph (c) of such Resolution."

(6) As special business, to consider and, if thought fit, pass the following resolutions as special resolutions of the Company:

(i) "THAT Bye-Law 162 of the Company be amended as follows:

'162

(B) Subject to paragraph (C), a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account (including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditor's report) shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Bye-Law 60 provided that this Bye-Law shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures, but any member of holder of debentures to whom a copy of those documents has not been sent shall be entitled to receive a copy free of charge on application at the Head Office or the Registration Office. If all or any of the shares or debentures of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange, there shall be forwarded to the appropriate officer of such stock exchange such number of copies of such documents as may for the time being be required under its regulations or practice.

(C) Where a shareholder (a "**Consenting Shareholder**") has, subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the stock exchange in the Relevant Territory, consented to treat the publication of the relevant financial documents on the Company's computer network as discharging the Company's obligation under law to send a copy of the relevant financial documents, then publication by the Company, in accordance with law, on the Company's computer network of the relevant financial documents at least twenty-one (21) days before the date of the general meeting shall, in relation to each Consenting Shareholder, be deemed to discharge the Company's obligations under paragraph (B).'"

(ii) "THAT Bye-Law 167 and 172 of the Company be deleted and substituted with the following respectively:

167. Any notice and/or document to be given or issued by the Company to a member and/or any person entitled thereto may be served by publication on the Company's website, and/or by electronic mail and/or given in writing and/or by cable, telex or facsimile transmission message and any such Notice, and (where appropriate) any other document may be served or delivered by the Company on or to any member either personally or by sending it through the post in a prepaid envelope addressed to such member at his registered address as appearing in the register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or electronic mail address or transmitting it to any telex or facsimile transmission number supplied by him to the Company for the giving of Notice and/or sending a document to him or which the person transmitting the Notice and/or document reasonably and bona fide believes at the relevant time will result in the notice and/or document being duly received by the member and/or any person entitled thereto or, in the case of any notice, may be served by advertisement in the Newspapers, in each case, in accordance with and subject to the requirements of applicable legislation and/or the requirements of the stock exchange of the Relevant Territory from time to time. In the case of joint holders of a share, all Notices (and, where appropriate, any other document) shall be given to that one of the joint holders whose name stands first in the register and notice (and, where appropriate, any document) so given shall be deemed a sufficient service on or delivery to all the joint holders.

172. Any notice or other document published on the Company's website, transmitted, delivered or sent by post to or left at the registered address of any member, in pursuance of these Bye-Laws shall, notwithstanding that such member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly published, transmitted, served or delivered in respect of any share registered in the name of such member as sole or joint holder unless his name shall, at the time of the publication, transmission, service or delivery of the notice or document, have been removed from the register as the holder of the share, and such publication, transmission, service or delivery shall for all purposes be deemed a sufficient publication, transmission, service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.'"

(iii) "THAT Bye-Law 169 of the Company be amended by adding the words 'or document' after the words 'Any notice' in the first line and by inserting the following at the end:

"Any notice or document, if published, served or delivered in any other manner contemplated by these Bye-Laws, shall be deemed to have been published, served or delivered at the time of publication, personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such publication, service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such publication, service, delivery, despatch or transmission shall be conclusive evidence thereof.'"

(iv) "THAT Bye-Laws 168, 170 and 173 of the Company be amended respectively by adding the words 'or document' after each reference to the word 'notice'."

By Order of the Board
Cheung Chiu Fan
Company Secretary

Hong Kong, 29th April, 2002

Registered Office
Cedar House

(4) To re-appoint the auditors of the Company and to authorise the Directors to fix their remuneration; and

(5) As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

(i) "THAT

(a) the exercise by the Directors during the Relevant Period of all powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the respective aggregate amounts of shares which may be purchased on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to paragraph (a) of this Resolution during the Relevant Period shall be no more than 10 per cent. of the aggregate nominal amount of the issued share capital at the date of passing of this Resolution;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(A) the conclusion of the next annual general meeting of the Company;

(B) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(C) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

(ii) "THAT

(a) subject to the limitation mentioned in paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (A) a Rights Issue, (B) the exercise of options granted under any share option scheme adopted by the Company from time to time and (C) any scrip dividend or similar scheme, shall not exceed the aggregate of (i) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (ii) (if the Directors are so authorised by separate ordinary resolution of the Company) the nominal amount of share capital repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution) and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(A) the conclusion of the next annual general meeting of the Company;

(B) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(C) the revocation or variation of the authority given by this Resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)"

(iii) "THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the Resolution set out as Resolution No. 5(ii) in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (ii) of paragraph (c) of such Resolution."

(iv) "THAT

(a) subject to and conditional upon the passing of Ordinary Resolution No.5(iv) (b) set out in this Notice and the conditions referred to therein being satisfied or fulfilled, the operation of the existing share option scheme ("**Existing Scheme**") adopted by the Company by ordinary resolution of its Shareholders on 1st June, 2001 be terminated; and

(b) conditional upon The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting the approval for the listing of and dealing in the shares to be issued and allotted pursuant to the exercise of options in accordance with the terms and conditions of the New Share Option Scheme referred to in the circular despatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the meeting and for the purpose of identification signed by the Chairman hereof (the "**Scheme**") and subject to such amendments to the Scheme as the Stock Exchange may request, the Scheme be approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the Scheme, notwithstanding that they or any of them may be interested in the same."

financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditor's report) shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Bye-Law 60 provided that this Bye-Law shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures, but any member of holder of debentures to whom a copy of those documents has not been sent shall be entitled to receive a copy free of charge on application at the Head Office or the Registration Office. If all or any of the shares or debentures of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange, there shall be forwarded to the appropriate officer of such stock exchange such number of copies of such documents as may for the time being be required under its regulations or practice.

(C) Where a shareholder (a "**Consenting Shareholder**") has, subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the stock exchange in the Relevant Territory, consented to treat the publication of the relevant financial documents on the Company's computer network as discharging the Company's obligation under law to send a copy of the relevant financial documents, then publication by the Company, in accordance with law, on the Company's computer network of the relevant financial documents at least twenty-one (21) days before the date of the general meeting shall, in relation to each Consenting Shareholder, be deemed to discharge the Company's obligations under paragraph (B). ' "

(ii) "THAT Bye-Law 167 and 172 of the Company be deleted and substituted with the following respectively:

167. Any notice and/or document to be given or issued by the Company to a member and/or any person entitled thereto may be served by publication on the Company's website, and/or by electronic mail and/or given in writing and/or by cable, telex or facsimile transmission message and any such Notice, and (where appropriate) any other document may be served or delivered by the Company on or to any member either personally or by sending it through the post in a prepaid envelope addressed to such member at his registered address as appearing in the register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or electronic mail address or transmitting it to any telex or facsimile transmission number supplied by him to the Company for the giving of Notice and/or sending a document to him or which the person transmitting the Notice and/or document reasonably and bona fide believes at the relevant time will result in the notice and/or document being duly received by the member and/or any person entitled thereto or, in the case of any notice, may be served by advertisement in the Newspapers, in each case, in accordance with and subject to the requirements of applicable legislation and/or the requirements of the stock exchange of the Relevant Territory from time to time. In the case of joint holders of a share, all Notices (and, where appropriate, any other document) shall be given to that one of the joint holders whose name stands first in the register and notice (and, where appropriate, any document) so given shall be deemed a sufficient service on or delivery to all the joint holders.

172. Any notice or other document published on the Company's website, transmitted, delivered or sent by post to or left at the registered address of any member, in pursuance of these Bye-Laws shall, notwithstanding that such member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly published, transmitted, served or delivered in respect of any share registered in the name of such member as sole or joint holder unless his name shall, at the time of the publication, transmission, service or delivery of the notice or document, have been removed from the register as the holder of the share, and such publication, transmission, service or delivery shall for all purposes be deemed a sufficient publication, transmission, service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.' "

(iii) "THAT Bye-Law 169 of the Company be amended by adding the words 'or document' after the words 'Any notice' in the first line and by inserting the following at the end:

"Any notice or document, if published, served or delivered in any other manner contemplated by these Bye-Laws, shall be deemed to have been published, served or delivered at the time of publication, personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such publication, service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such publication, service, delivery, despatch or transmission shall be conclusive evidence thereof.' "

(iv) "THAT Bye-Laws 168, 170 and 173 of the Company be amended respectively by adding the words 'or document' after each reference to the word 'notice'."

By Order of the Board
Cheung Chiu Fan
Company Secretary

Hong Kong, 29th April, 2002

Registered Office
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office in Hong Kong
1st Floor, Yally Industrial Building,
6 Yip Fat Street
Wong Chuk Hang
Hong Kong

Notes :

1. A member entitled to attend and vote at the meeting convened by the above notice may appoint one or more proxies to attend the meeting and vote on a poll instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of authority (if any) under which it is signed or a notarially certified copy of such power of authority must be deposited at the Principal Office of the Company in Hong Kong at 1st Floor, Yally Industrial Building, 6 Yip Fat Street, Wong Chuk Hang, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting.

3. The register of members is closed from 13th May, 2002 to 17th May, 2002, both days inclusive, during which period no transfer of Shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer form either overleaf or separately, have to be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 10th May, 2002.

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

ADOPTION OF THE NEW SHARE OPTION SCHEME

The Shareholders have approved the adoption of the New Share Option Scheme and the termination of the Existing Share Option Plan at the Annual General Meeting held on 31st May, 2002.

Reference is made to the Company's circular dated 29th April, 2002 (the "Circular") regarding, among other things, the adoption of the New Share Option Scheme and the termination of the Existing Share Option Plan. Unless otherwise defined, terms used herein shall have the meaning as in the Circular.

The Board is pleased to announce that at the Annual General Meeting held on 31st May, 2002, the resolutions for approving the adoption of the New Share Option Scheme and the termination of the Existing Share Option Plan were duly passed by the Shareholders.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 31st May, 2002

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE 2002

The board of directors (the "Directors") of Frankie Dominion International Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group"), for the six months ended 30th June, 2002 with comparative figures for the corresponding period of 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the six months ended 30th June,	
		2002	2001
		(Unaudited)	(Unaudited)
	Notes	*HK$*	*HK$*
Turnover	3	440,119,881	455,711,715
Cost of sales		(373,634,970)	(377,742,320)
Gross profit		66,484,911	77,969,395
Other revenue		469,363	1,528,792
Distribution costs		(29,982,538)	(32,177,558)
Administrative expenses		(35,200,368)	(46,690,214)
Expenses for cessation of a general merchandise store		—	(3,146,714)
Impairment loss of investments in securities		—	(2,500,000)
Unrealized holding loss on other investments		(4,741,441)	—
Loss from operations	4	(2,970,073)	(5,016,299)
Finance costs	5	(1,857,849)	(4,025,109)
Goodwill of an associate written off		—	(103,200)
		(4,827,922)	(9,144,608)
Share of loss of associates		(461,631)	(1,658,807)
Loss before taxation		(5,289,553)	(10,803,415)
Taxation	6	—	(48,490)
Net loss after taxation		(5,289,553)	(10,851,905)
Minority interests		1,656,353	3,184,705
Loss attributable to shareholders		(3,633,200)	(7,667,200)
Interim dividend		—	4,779,263
Loss per share — basic	7	(0.76) Cent	(1.60) Cents

Notes:

1. **Basis of preparation**

   The condensed financial statements of the Group for the six months ended 30th June, 2002 have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirement of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. **Principal accounting policies**

   The principal accounting policies used in the preparation of the condensed financial statements are consistent with those adopted by the Group in its financial statements for the year ended 31st December, 2001 except adoption of the following which are effective for the accounting periods commencing on or after 1st January, 2002.

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

   The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has had no significant effect on the results for the current or prior accounting period. Accordingly, no prior period adjustment has been required.

   The condensed financial statements of the Group for the six months ended 30th June, 2002 are unaudited and have been reviewed by the Audit Committee of the Company.

   Certain comparative figures have been reclassified to conform with the current period's presentation.

3. **Turnover**

   Turnover represents the net amounts received and receivables for goods sold by the Group to outside customers, less returns and allowance for the six months ended 30th June, 2002, and is analysed as follows:

	For the six months ended 30th June,	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$	*HK$*
Continuing operations:		
Sale of household and consumer products	440,119,881	453,820,372
Discontinued operations:		
Operating of a general merchandise store	—	1,891,343
	440,119,881	455,711,715

   Business segments

   The Group is mainly engaged in trading, manufacturing and sale of household and consumer products and operates under three divisions. These divisions are the basis on which the Group reports its primary segment information.

   Principal activities are as follows:

Trading	- resale of household products
Manufacturing of household	- manufacturing and sale of household products
Manufacturing - others	- manufacturing and sale of other consumer products

   Segment information about these businesses is presented below.

   Unaudited income statement for the six months ended 30th June, 2002

	Trading	Manufacturing of household	Manufacturing - others	General merchandise store	Consolidation
	HK$	*HK$*	*HK$*	*HK$*	*HK$*
Turnover					
External sales	55,937,964	64,462,142	319,719,775	—	440,119,881
Results					
Segment results	2,882,917	14,593,671	19,025,786	—	36,502,374
Unallocated income and expenses					(34,731,006)
Unrealised holding loss on other investments					(4,741,441)
Loss from operations					(2,970,073)
Finance costs					(1,857,849)
Share of losses of associates					(461,631)
Loss before taxation					(5,289,553)
Taxation					—
Loss after taxation					(5,289,553)

   Unaudited income statement for the six months ended 30th June, 2001

	Trading	Manufacturing of household	Manufacturing - others	General merchandise store	Consolidation
	HK$	*HK$*	*HK$*	*HK$*	*HK$*
Turnover					
External sales	67,905,327	73,331,248	312,583,797	1,891,343	455,711,715
Results					
Segment results	3,548,895	19,813,719	22,346,671	82,552	45,791,837
Unallocated income and expenses					(45,161,422)
Expenses for cessation of a general merchandise store				(3,146,714)	(3,146,714)
Impairment loss of investments in securities					(2,500,000)
Loss from operations					(5,016,299)
Finance costs					(4,025,109)
Goodwill of associates written off					(103,200)
Share loss of associates					(1,658,807)
Loss before taxation					(10,803,415)
Taxation					(48,490)
Loss after taxation					(10,851,905)

   Geographical segments

   The Group's operations are mainly located in Hong Kong and the People's Republic of China (other than Hong Kong) (the "PRC").

   The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	For the six months ended 30th June,	
	2002	2001
	(Unaudited)	(Unaudited)
Geographical market	*HK$*	*HK$*
North America	170,526,312	174,800,546
Holland	62,066,712	93,735,545
Germany	60,158,569	37,023,065
United Kingdom	43,280,738	39,176,113
France	37,613,652	36,140,462
Other European countries	26,945,089	25,285,029
Hong Kong	17,743,076	18,120,096
Australia	10,734,213	12,248,494
China	4,882,305	6,655,833
Others	6,169,215	12,526,532
	440,119,881	455,711,715

   Contribution to operating profit by geographical market has not been presented as the contribution to operating profit from each market is closely proportional to the turnover attributable to that market, except as regards the turnover and operating loss derived from operation of a general merchandise store carried out in Hong Kong which ceased operation on 1st March, 2001.

4. **Loss from operations**

   Loss from operations has been arrived at after charging (crediting):

	For the six months ended 30th June,	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$	*HK$*
Depreciation and amortisation	14,901,760	16,008,921
Gain on disposal of property, plant and equipment	(18,619)	(439,035)
Operating lease payments in respect of rented properties	9,036,821	12,354,384
Provision for bad and doubtful debts	—	2,000,464

5. **Finance costs**

	For the six months ended 30th June,	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$	*HK$*
Interest on:		
Bank borrowings wholly repayable within five years	1,828,263	3,355,355
Obligations under finance leases	29,586	669,754
	1,857,849	4,025,109

6. **Taxation**

	For the six months ended 30th June,	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$	*HK$*
Hong Kong profits tax	—	—
Share of taxation of an associate Overseas taxation	—	48,490
	—	48,490

   No provision for profit tax is payable by the Group since the Group had no assessable profit for the period. Profits tax for 2001 was calculated at the rate of 16% on the estimated assessable profit for that period.

7. **Loss per share**

The calculation of basic loss per share is based on the loss attributable to shareholders for the period of HK$3,633,200 (2001: HK$7,667,200) and the weighted average of 477,926,292 (2001: 477,926,292) shares in issue during the period.

No diluted loss per share is shown as there is no dilutive effect on the loss per share for the six months ended 30th June, 2001 and 30th June, 2002.

INTERIM DIVIDEND

The directors have resolved not to pay any interim dividend for the six months ended 30th June, 2002 (2001: HK$0.01 per share).

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Turnover of the Group for the six months ended 30th June, 2002 decreased from HK$455,711,000 last year to HK$440,119,000 this year, representing a slight decrease of approximately 3.42% due to a slowdown in the global economic environment. The Group's unaudited loss attributable to shareholders reduced to HK$3,633,200 when compared with the loss of HK$7,667,200 for the previous corresponding period. Loss per share also reduced to HK$0.0076 from HK$0.016 in 2001.

The management had anticipated the continuation of the slowing down of the world's major economies in 2002 and thus strengthened its precautionary strategy to implement a series of measures to tighten factory overhead control, enhance productivity and reduce wastages. During the period, the Group also strengthened its liquidity and financial position through a decrease in inventories level, trade receivables and bank borrowings. The loss attributable for the period was mainly due to a loss in operation from non wholly-owned subsidiary and unrealized holding loss on investments.

Bigfield Goldenford Holdings Limited

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a half year turnover of HK$315,592,000, a slight increase of 2.88% from that of the previous corresponding period. Net loss for the period reduced to approximately HK$4.15 million from HK$8.5 million in the same period of last year.

Frankie Dominion (Holdings) Limited

Frankie Dominion (Holdings) Limited has recorded a decline in business operations. Turnover decreased by 18.40% amounting to HK$133,980,000 in the first half of this year as compared with the same period in 2001.

Interest Expenses

As a result of lower bank borrowings, interest expenses reduced to 0.42% in the first half of 2002 compared with 0.88% of the Group's turnover as at 30th June, 2001.

Provisions for bad and doubtful debt

No provision was made for the period. In the corresponding period of 2001, HK$2 million was being provided.

Charges on assets

There has been no material change in the charges on the Group's assets since 31st December, 2001.

LIQUIDITY AND FINANCIAL RESOURCES

Net current assets and current ratio were HK$71,206,135 and 1.44 : 1 as at 31st December, 2001 and HK$68,689,716 and 1.28 : 1 as at 30th June, 2002. A slight decrease in net current assets is largely due to an increase in trade creditors and bills payable.

The Group's gearing ratio was reduced from 6.64% as at 31st December, 2001 to 3.37% as at 30th June, 2002, which was calculated based on the net borrowings of HK$7,232,103 (31st December, 2001: HK$14,806,322) and the shareholders' funds of HK$214,612,492 (31st December, 2001: HK$223,024,955).

As at 30th June, 2002, the Group does not engage in foreign currency speculation or any financial instrument used for hedging purposes.

The Group generally finances its business with internally generated cash flows and revolving credit facilities provided by the Group's principal bankers. With net current assets of HK$68,689,716 the management believes that the Group has sufficient financial resources to discharge its debts and to finance its daily operations and capital expenditure.

EMPLOYEES AND REMUNERATION

As at 30th June, 2002, the Group had approximately 9,600 (31st December, 2001: 9,800) employees. Less than 200 staff are stationed in Hong Kong and the rest are PRC workers. Employees are remunerated according to the nature of the job and market trend, with built-in merit component incorporated in the annual increment and year end performance bonus and share option scheme to reward and motivate individual performance.

PROSPECTS

The global economy recovery is still uncertain. In this difficult operating environment, the Group will focus on stringent cost control and continue to strengthen the competitiveness of business operations. In addition, the Group will explore business opportunities in Mainland China to pave the way for future growth. The management are optimistic that the Group should have a better performance in the second half of the year.

SHARE OPTION SCHEME

At the annual general meeting of the Company held on 31st May, 2002, shareholders of the Company approved the termination of the share option scheme adopted by the Company on 1st June, 2001 and the adoption of a New Share Option Scheme in compliance with the amended Chapter 17 of the Listing Rules. A summary of the principal terms of the New Share Option Scheme is contained in the circular dated 29th April, 2002 sent to the shareholders of the Company. No options were granted during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting policies and practice adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the interim financial statements for the period ended 30th June, 2002.

CODE OF BEST PRACTICE

The Company has complied throughout the six months ended 30th June, 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PURCHASE, SALE OR REDEMPTION OF OWN LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF DETAILED INTERIM RESULTS

A detailed interim results containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 13th September, 2002

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Frankie Dominion International Limited will be held at the Ballroom, 2nd Floor, The Aberdeen Marina Club, 8 Shum Wan Road, Aberdeen, Hong Kong on Friday, 30th May, 2003, at 10 a.m. for the following purposes:

(1) To receive and consider the audited financial statements together with the reports of the Directors and Auditors for the year ended 31st December, 2002;

(2) To declare a Final Dividend for the year ended 31st December, 2002;

(3) To re-elect Directors of the Company and to fix their remuneration;

(4) To re-appoint the auditors of the Company and to authorise the Directors to fix their remuneration; and

(5) As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

(i) "**THAT**

(a) the exercise by the Directors during the Relevant Period of all powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the respective aggregate amounts of shares which may be purchased on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to paragraph (a) of this Resolution during the Relevant Period shall be no more than 10 per cent. of the aggregate nominal amount of the issued share capital at the date of passing of this Resolution;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(A) the conclusion of the next annual general meeting of the Company;

(B) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(C) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

(ii) "**THAT**

(a) subject to the limitation mentioned in paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (A) a Rights Issue, (B) the exercise of options granted under any share option scheme adopted by the Company from time to time and (C) any scrip dividend or similar scheme, shall not exceed the aggregate of (i) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (ii) (if the Directors are so authorised by separate ordinary resolution of the Company) the nominal amount of share capital repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution) and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(A) the conclusion of the next annual general meeting of the Company;

(B) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(C) the revocation or variation of the authority given by this Resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(iii) "**THAT** the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the Resolution set out as Resolution No. 5(ii) in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (ii) of paragraph (c) of such Resolution."

By Order of the Board
Cheung Chiu Fan
Company Secretary

Hong Kong, 28th April, 2003

Registered Office
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office in Hong Kong
1st Floor, Yally Industrial Building,
6 Yip Fat Street
Wong Chuk Hang
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice may appoint one or more proxies to attend the meeting and vote on a poll instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of authority (if any) under which it is signed or a notarially certified copy of such power of authority must be deposited at the Principal Office of the Company in Hong Kong at 1st Floor, Yally Industrial Building, 6 Yip Fat Street, Wong Chuk Hang, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting.

3. The register of members is closed from 12th May, 2003 to 16th May, 2003, both days inclusive, during which period no transfer of Shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer form either overleaf or separately, have to be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong not later than 4:00 p.m. on 9th May, 2003.

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST DECEMBER, 2002

The directors of Frankie Dominion International Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2002 and comparative figures for last year as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	2002 *HK$'000*	2001 *HK$'000*
Turnover	*(2)*	1,019,928	997,069
Cost of sales		(862,533)	(824,667)
Gross profit		157,395	172,402
Other operating income		1,687	2,781
Distribution costs		(63,013)	(65,432)
Administrative expenses		(71,662)	(90,365)
Expenses for cessation of a general merchandise store		—	(4,790)
Impairment loss recognised in respect of property, plant and equipment		(1,000)	(6,000)
Impairment loss recognised in respect of investment securities		(2,500)	(2,749)
Unrealised holding (loss) gain on other investments		(9,272)	7,619
Net loss in a fire		(4,345)	—
Profit from operations		7,290	13,466
Finance costs		(4,038)	(7,156)
Gain on deemed disposal of an associate		—	4,525
Goodwill of associates written off		—	(103)
		3,252	10,732
Share of losses of associates		(928)	(2,826)
Profit before taxation		2,324	7,906
Taxation	*(3)*	(1,256)	(1,641)
Profit after taxation		1,068	6,265
Minority interests		255	(241)
Net profit for the year		1,323	6,024
Dividends	*(4)*	4,779	9,558
Earnings per share — *basic and diluted*	*(5)*	0.277 Cent	1.260 Cents

Notes:

(1) Principal accounting policies

The principal accounting policies used in the preparation of the current year's financial statements are consistent with those adopted by the Group in its financial statements for the year ended 31st December, 2001 except adopting of the following which are effective for the accounting period commencing on or after 1st January, 2002.

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

The adoption of the above SSAP's has no material effect on the Group's prior year financial statements.

(2) Turnover

	2002 *HK$'000*	2001 *HK$'000*
Continuing operations:		
Sale of household and consumer products	1,019,928	995,178
Discontinued operations:		
Operating of a general merchandise store	—	1,891
	1,019,928	997,069

Business segments

The Group is mainly engaged in trading, manufacturing and sale of household and consumer products and operated under three divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Trading	— resale of household products
Manufacturing — household products	— manufacturing and sale of household products
Manufacturing — others	— manufacturing and sale of other consumer products

In prior years, the Group was also involved in the operating of a general merchandise store. That operation was discontinued on 1st March, 2001.

Segment information about these businesses is presented below.

Income statement for the year ended 31st December, 2002

	Trading *HK$'000*	Manufacturing — household products *HK$'000*	Manufacturing — others *HK$'000*	General merchandise store *HK$'000*	Consolidated *HK$'000*
Turnover					
External sales	123,633	136,842	759,453	—	1,019,928
Results					
Segment results	5,501	44,672	44,208	—	94,381
Unallocated income and expenses					(69,974)
Impairment loss recognised in respect of property, plant and equipment					(1,000)
Impairment loss recognised in respect of investment securities					(2,500)
Unrealised holding loss on other investments					(9,272)
Net loss in a fire	—	—	(4,345)	—	(4,345)
Profit from operations					7,290
Finance costs					(4,038)
Share of losses of associates					(928)
Profit before taxation					2,324
Taxation					(1,256)
Profit after taxation					1,068

Income statement for the year ended 31st December, 2001

	Trading *HK$'000*	Manufacturing — household products *HK$'000*	Manufacturing — others *HK$'000*	General merchandise store *HK$'000*	Consolidated *HK$'000*
Turnover					
External sales	143,559	143,579	708,040	1,891	997,069
Results					
Segment results	7,239	49,076	50,533	122	106,970
Unallocated income and expenses					(87,584)
Expenses for cessation of a general merchandise store	—	—	—	(4,790)	(4,790)
Impairment loss recognised in respect of property, plant and equipment					(6,000)
Impairment loss recognised in respect of investment securities					(2,749)
Unrealised holding gain on other investments					7,619
Profit from operations					13,466
Finance costs					(7,156)
Gain on deemed disposal of an associate					4,525
Goodwill of an associate written off					(103)
Share of losses of Associates					(2,826)
Profit before taxation					7,906
Taxation					(1,641)
Profit after taxation					6,265

Geographical segments

The Group's operations are mainly located in Hong Kong, the People's Republic of China (other than Hong Kong) (the "PRC") and Canada.

The following table provides an analysis of the Group's sales by geographical market, in irrespective of the origin of the goods.

Geographical market	Year ended 31.12.2002 *HK$*	Year ended 31.12.2001 *HK$*
North America	426,656,273	386,234,207
Holland	129,398,359	176,328,627
Germany	118,747,122	89,283,378
United Kingdom	109,582,576	104,380,416
France	70,428,966	75,433,983
Other European countries	66,602,504	59,168,031
Hong Kong	43,330,259	42,131,149
Australia	27,231,066	31,893,691
PRC	13,048,545	13,277,242
Others	14,903,094	18,937,934
	1,019,928,764	997,068,658

(3) Taxation

	2002 *HK$*	2001 *HK$*
The Company and its subsidiaries :		
Hong Kong Profits Tax		
Current year	1,398,903	2,357,222
Overprovision in prior years	(68)	(339,844)
Deferred taxation	(177,899)	(422,199)
	1,220,936	1,595,179
Share of taxation of an associate		
Overseas taxation	35,041	45,517
	1,255,977	1,640,696

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the year. Overseas taxation for the year was calculated at the rate prevailing in the relevant jurisdiction.

(4) Dividends

	2002 *HK$'000*	2001 *HK$'000*
Interim dividend paid, Nil (2001: 1 cent) per share	—	4,779
Final dividend proposed, 1 cent (2001: 1 cent) per share	4,779	4,779
	4,779	9,558

(5) Earnings per share

The calculation of the basic earnings per share is based on net profit for the year of HK$1,323,201 (2001: HK$6,024,252) *and 477,926,292 (2001: 477,926,292) shares in issue during the year.*

The computation of diluted earnings per share for 2001 had not assumed the exercise of share options because the exercise prices of the Company's outstanding share options were higher than the fair value per share for 2001.

FINAL DIVIDEND

The Board has resolved to recommend a final dividend of HK1 cent per share (2001: HK1 cent) for the year ended 31st December, 2002 to be paid on 5th June, 2003 to shareholders whose names appear on the register of members of the Company on 16th May, 2003 subject to approval of shareholders at the forthcoming annual general meeting. No interim dividend had been resolved in respect of the current financial year (2001: HK1 cent).

CLOSURE OF REGISTER

The register of members is closed from 12th May, 2003 to 16th May, 2003 both days inclusive, during which period no transfers of shares will be effected. In order to qualify for the 2002 final dividend, all share certificates with completed transfer form either overleaf or separately, must be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong not later than 4:00 p.m. on 9th May, 2003.

OPERATIONS REVIEW AND PROSPECTS

The global business environment remained challenging in 2002 in light of the uncertain international political and economic situation. In the Group's dominant markets of USA and Europe, demand for household and consumer products continued to be sluggish. Competition was more severe than the previous year in view of the depressed market and excessive production capacities. Pressure on selling prices eroded marginal profitability. Despite this difficult environment, turnover of the Group for the year ended 31st December, 2002 rose to HK$1,019,928,764 from HK$997,068,658 last year, representing a slight increase of approximately 2.29%. Net profit attributable to shareholders for the year reduced to HK$1,323,201 compared with HK$6,024,252 in 2001. Earnings per share also reduced to HK0.277 Cent from HK1.26 Cents of last year. The profit decline was mainly due to a loss in operations from non wholly-owned subsidiaries and an unrealised holding loss on investments during the year.

Turnover generated from other manufacturing during the year accounted for HK$759.45 million, representing an increase of 7.26% compared with HK$708.04 million in 2001. Turnover generated from trading and household products manufacturing decreased 13.88% and 4.69% to HK$123.63 million and HK$136.84 million respectively. Segment results for other manufacturing declined 12.51% to HK$44.21 million. Segment results for trading and household products manufacturing also declined 24.00% and 8.97% to HK$5.50 million and HK$44.67 million respectively.

Bigfield Goldenford Holdings Limited

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a turnover of approximately HK$747,803,000, an increase of 7.34% from that of the previous year. Net loss for the period amounted to approximately HK$557,900 when compared with a profit of HK$814,000 in 2001. The loss was primarily attributable to trading conditions but included an incidental loss relating to a fire incident at a factory in September of approximately HK$4,345,000. The management will continue to implement stringent control over expenses through rationalization of its processes and system re-engineering aiming to enhance operational efficiency and to maintain relatively low operating costs in 2003. It is expected that this subsidiary will restore its respectable contribution to the Group.

Frankie Dominion (Holdings) Limited

Operating profit remained stable in 2002 despite a drop of 8.57% in sales amounting to approximately HK$301,883,000 from HK$330,171,000 for 2001. The management expects development in its sales and marketing network in Mainland China will enable continuation of steady growth with stable contribution to the Group in 2003.

OUTLOOK

The outcome of the US-led war against Iraq will bear a significant influence on the global economy. Given general economic and political circumstances, 2003 is likely to be another challenging year. The directors believe that the Group will be able to surmount its challenging environment and to deliver respectable results from its core business of manufacture and sale of household products through continuous efforts and intensification of its activities in overheads control, cost reduction and marketing. The directors are confident that the outlook for the Group is still promising.

MANAGEMENT DISCUSSION AND ANALYSIS

Geographical Market

The Group's 2002 turnover, relating to the trading, manufacturing and sale of household and consumer products only, increased by 2.49% to HK$1,019,928,000 when compared to the corresponding period for 2001 of HK$995,177,000. The dominant markets in Europe constituted 48.51% amounting to HK$494,759,000 (2001: 50.70% amounting to HK$504,594,000). North American sales, as a percentage of turnover increased by 3.02% to 41.83% amounting to HK$426,656,000 (2001: HK$386,234,000). South American sales decreased to 0.31% amounting to HK$3,137,000 (2001: HK$4,962,000). Sales in other markets dropped slightly down from 5.94% to 5.10% of the turnover amounting to HK$52,045,000 (2001: HK$59,146,000). Product sales in the Hong Kong market increased to 4.25% amounting to HK$43,330,000 (2001: HK$40,239,000).

Product Categories

Sales of the major products out of the Group's turnover in 2002 were 40.97% for paper products (2001: 41.12%), 33.83% for wooden products (2001: 30.62%) and 25.20% for household items, home textiles products and tablemats (2001: 28.06%).

Interest Expenses

Interest expenses decreased by 43.57% to HK$4,038,000 in 2002 (2001: HK$7,156,000) as a result of the low interest rate on bank borrowings during the year.

Provision for bad and doubtful debt

Provisions decreased by 98.34% to HK$75,000 in 2002 (2001 : HK$4,513,000).

Charges over assets

The Group had certain property, plant and equipment with a carrying value of approximately HK$25 million (2001: HK$25 million) together with a bank deposit of approximately HK$2.7 million (2001: HK$2.6 million) pledged to banks to secure banking facilities granted to subsidiaries.

Exposure to fluctuations in exchange rates and related hedges

All transactions of the Group are denominated in Hong Kong dollars, United States dollars, Renminbi and Sterling Pounds. Transactions in foreign currency are translated at the rates ruling on the dates of the transactions or at the contracted settlement rate. As the exchange rates of these currencies were stable during the year under review, no hedging or other alternatives had been implemented. The Group does not engage in foreign currency speculation.

Liquidity and financial resources

Net current assets and current ratio were HK$71,206,135 and 1.44 : 1 as at 31st December, 2001 and HK$88,709,905 and 1.42:1 as at 31st December, 2002. The increase in net current assets is largely due to an increase in bank deposits and inventories. Raw material, work-in-progress and finished goods increased by 50.78% to HK$141,404,000 (2001: HK$93,783,000).

The Group's gearing ratio declined from 6.6% as at 31st December, 2001 to 6.0% as at 31st December, 2002, which was calculated based on the net borrowings of HK$13,179,628 (2001: HK$14,806,322) and shareholders' funds of HK$219,399,289 (2001: HK$223,024,955).

The Group generally finances its business with internally generated cash flows and revolving credit facilities provided by the Group's principal bankers. With net current assets of HK$88,709,905, the management believes that the Group has sufficient financial resources to discharge its debts and to finance its daily operations and capital expenditure.

EMPLOYEES AND REMUNERATION

The approximate number of employees of the Group as at 31st December, 2002 and 31st December, 2001 were both around 9,800 with a seasonal high figure of more than 10,000 during the third quarter of 2002. Less than 180 staff are stationed in Hong Kong and the rest are PRC workers.

Employees are remunerated according to the nature of the job and market trends, with a built-in merit component incorporated in the annual increment and a year-end performance bonus to reward and motivate individual performance. There was no share option granted to any employee during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting policies and practice adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the consolidated financial statements of the Group and the auditors' report for the year ended 31st December, 2002.

PURCHASE, SALE OR REDEMPTION OF OWN LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st December, 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

ANNUAL GENERAL MEETING AND CIRCULAR

The Annual General Meeting of shareholders will be convened to be held at 10:00 a.m. on Friday, 30th May, 2003, at the Ballroom, 2nd Floor, The Aberdeen Marina Club, 8 Shum Wan Road, Aberdeen, Hong Kong. The directors have indicated that they will support all the resolutions to be proposed at the forthcoming Annual General Meeting.

A circular containing a notice convening the Annual General Meeting to approve, inter alia, the share repurchase and the share issue general mandates will be sent to shareholders of the Company as soon as practicable.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The detailed results containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be released on the website of the Stock Exchange in due course.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 11th April, 2003

FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE, 2003

The board of directors (the "Directors") of Frankie Dominion International Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group"), for the six months ended 30th June, 2003 with comparative figures for the corresponding period of 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended 30th June, 2003 (unaudited) HK$	2002 (unaudited) HK$
Turnover	3	497,741,303	440,119,881
Cost of sales		(430,265,754)	(373,634,970)
Gross profit		67,475,549	66,484,911
Other operating income		1,293,480	469,363
Distribution costs		(31,685,280)	(29,982,538)
Administrative expenses		(35,331,593)	(35,200,368)
Unrealized holding loss on other investments		(2,107,308)	(4,741,441)
Loss from operations	4	(355,152)	(2,970,073)
Finance costs	5	(2,592,611)	(1,857,849)
		(2,947,763)	(4,827,922)
Share of losses of associates		(362,374)	(461,631)
Loss before taxation		(3,310,137)	(5,289,553)
Taxation	6	(627,660)	–
Net loss after taxation		(3,937,797)	(5,289,553)
Minority interests		4,641,023	1,656,353
Profit (loss) attributable to shareholders		703,226	(3,633,200)
Interim dividend		–	–
Earnings (loss) per share – basic	7	0.15 Cent	(0.76) Cent

Notes:

1. **Basis of preparation**

The condensed financial statements of the Group for the six months ended 30th June, 2003 have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirement of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. **Principal accounting policies**

The principal accounting policies used in the preparation of the condensed financial statements are consistent with those adopted by the Group in its financial statements for the year ended 31st December, 2002 except adoption of the following which is effective for the accounting periods commencing on or after 1st January, 2003.

SSAP 12 (revised) : Income Taxes

The principal effect of the implementation of SSAP 12 (revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability methods, i.e. a liability was recognized in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions.

The adoption of SSAP 12 (revised) represents a change in accounting policy, which has not had any material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

The condensed financial statements of the Group for the six months ended 30th June, 2003 are unaudited and have been reviewed by the Audit Committee of the Company.

3. **Turnover**

Turnover represents the net amounts received and receivables for goods sold by the Group to outside customers, less returns and allowance for the six months ended 30th June, 2003.

Business segments

The Group is mainly engaged in trading, manufacturing and sale of household and consumer products and operates under three divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Trading	–	resale of household products
Manufacturing – household products	–	manufacturing and sale of household products
Manufacturing – others	–	manufacturing and sale of other consumer products

Segment information about these businesses is presented below.

Unaudited income statement for the six months ended 30th June, 2003

	Trading HK$	Manufacturing – household products HK$	Manufacturing – others HK$	Consolidated HK$
Turnover				
External sales	70,471,914	81,043,094	346,226,295	497,741,303
Results				
Segment results	3,315,580	22,864,871	9,609,818	35,790,269
Unallocated income and expenses				(34,038,113)
Unrealised holding loss on other investments				(2,107,308)
Loss from operations				(355,152)
Finance costs				(2,592,611)
Share of losses of associates				(362,374)
Loss before taxation				(3,310,137)
Taxation				(627,660)
Loss after taxation				(3,937,797)

Unaudited income statement for the six months ended 30th June, 2002

	Trading HK$	Manufacturing – household products HK$	Manufacturing – others HK$	Consolidated HK$
Turnover				
External sales	55,937,964	64,462,142	319,719,775	440,119,881
Results				
Segment results	2,882,917	14,593,671	19,025,786	36,502,374
Unallocated income and expenses				(34,731,006)
Unrealised holding loss on other investments				(4,741,441)
Loss from operations				(2,970,073)
Finance costs				(1,857,849)
Share of losses of associates				(461,631)
Loss before taxation				(5,289,553)
Taxation				–
Loss after taxation				(5,289,553)

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China (other than Hong Kong) (the "PRC").

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	For the six months ended 30th June, 2003 (unaudited) HK$	2002 (unaudited) HK$
Geographical market		
North America	186,914,771	170,526,312
Holland	85,864,148	62,066,712
Germany	61,601,978	60,158,569
United Kingdom	57,893,758	43,280,738
France	28,644,148	37,613,652
Other European countries	34,783,393	26,945,089
Hong Kong	24,925,884	17,743,076
Australia	6,068,117	10,734,213
China	5,095,884	4,882,305
Others	5,949,222	6,169,215
	497,741,303	440,119,881

4. **Loss from operations**

Loss from operations has been arrived at after charging (crediting):

	For the six months ended 30th June, 2003 (unaudited) HK$	2002 (unaudited) HK$
Depreciation and amortisation	13,074,859	14,901,760
Loss (Gain) on disposal of property, plant and equipment	704,172	(18,619)
Operating lease payments in respect of rented properties	9,196,811	9,036,821
Provision for bad and doubtful debts	250,200	–

5. **Finance costs**

	For the six months ended 30th June, 2003 (unaudited) HK$	2002 (unaudited) HK$
Interest on:		
Bank borrowings wholly repayable within five years	2,481,523	1,828,263
Obligations under finance leases	111,088	29,586
	2,592,611	1,857,849

6. **Taxation**

	For the six months ended 30th June, 2003 (unaudited) HK$	2002 (unaudited) HK$
Deferred taxation resulting from an increase in tax rate	627,660	–

No provision for profit tax is payable by the Group since the Group had no assessable profit for the period. Profits tax for 2003 and 2002 was calculated at the rate of 17.5% and 16% respectively on the estimated assessable profit for that period.

7. **Earnings (loss) per share**

The calculation of basic earnings (loss) per share is based on the profit attributable to shareholders for the period of HK$703,226 (2002: Loss of HK$3,633,200) and the weighted average of 477,926,292 (2002: 477,926,292) shares in issue during the period.

No diluted earnings (loss) per share is shown as there is no dilutive effect on the earnings (loss) per share for the six months ended 30th June, 2002 and 30th June, 2003.

INTERIM DIVIDEND

The directors have resolved not to pay any interim dividend for the six months ended 30th June, 2003 (2002: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

During the first half of 2003, the global economy continued to be volatile with weak consumer confidence and the retail market remained sluggish. The Group faced persistent pressure on order prices and fierce market competition. For the six months ended 30th June 2003, the Group recorded an unaudited turnover of approximately HK$497,741,000, representing an increase of 13% from approximately HK$440,119,000 for the same period in the previous year. The Group's unaudited profit attributable to shareholders amounted to HK$703,226 compared with a loss of HK$3,633,200 for the previous corresponding period. Earnings per share recovered to HK$0.0015 from a loss per share of HK$0.0076 in 2002. The unsatisfactory performance of the first half of this year was mainly attributable to the loss in operations from a non wholly-owned subsidiary and unrealized holding losses on other investments during the current period.

Bigfield Goldenford Holdings Limited

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a half year turnover of approximately HK$341,561,500, an increase of 8.20% from that of the previous corresponding period. It has been suffering losses over the last two years and continued to incur a loss of approximately HK$11.50 million in the first half of 2003, comparable to a loss of approximately HK$4.15 million in the corresponding period in 2002. The loss was primarily attributable to an increase in cost of production and drop of profit margin. In early April of this year, the new management implemented stringent control over expenses through rationalization of its processes and system re-engineering aiming to improve operational efficiency at lower overhead and reduced break-even volume. Management focus on improvements in profitability continues to be a priority in the second half of 2003.

Frankie Dominion (Holdings) Limited

Frankie Dominion (Holdings) Limited remained a profitable operation, albeit under constant margin squeezes from its customers. Turnover amounted to approximately HK$168,084,000 in the first half of the year, an increase of 25.45% compared with the same period in 2002. The Management expects that it will maintain a steady growth with stable profit contribution to the Group in 2003.

Finance costs

As a result of increasing bank borrowings, finance cost rose to 0.52% in the first half of 2003 compared with 0.42% of the Group's turnover as at 30th June, 2002.

Provisions for bad and doubtful debt

A provision of HK$250,200 was made for the six months ended 30th June, 2003. In the corresponding period of 2002, no provision was being provided.

Charges on assets

There has been no material change in the charges on the Group's assets since 31st December, 2002.

LIQUIDITY AND FINANCIAL RESOURCES

Net current assets and current ratio were HK$88,709,905 and 1.42: 1 as at 31st December, 2002 and HK$90,620,814 and 1.37: 1 as at 30th June, 2003. A slight increase in net current assets is largely due to an increase in bank deposits and inventories.

The Group's gearing ratio was increased from 6% as at 31st December, 2002 to 10.67% as at 30th June, 2003, which was calculated based on the net borrowings of HK$22,982,297 (31st December, 2002: HK$13,179,628) and the shareholders' funds of HK$215,323,252 (31st December, 2002: HK$219,399,289).

As at 30th June, 2003, the Group does not engage in foreign currency speculation or any financial instrument used for hedging purposes.

The Group generally finances its business with internally generated cash flows and revolving credit facilities provided by the Group's principal bankers. With net current assets of HK$90,620,814 the management believes that the Group has sufficient financial resources to discharge its debts and to finance its daily operations and capital expenditure.

EMPLOYEES AND REMUNERATION

During the first half of 2003, the Group continued to consolidate and improve its staff productivity with the number of employees reducing to approximately 8,500 as at 30th June, 2003 (31st December, 2002: 9,800 employees). Less than 130 staff are stationed in Hong Kong and the rest are PRC workers.

Employees are remunerated according to the nature of the job and market trends, with a built-in merit component incorporated in the annual increment and a year-end performance bonus to reward and motivate individual performance. There was no share option granted to any employee during the period.

PROSPECTS

The global economic recovery is likely to remain uncertain for the rest of the year. The business environment will remain highly competitive. In this difficult operating environment, the Group is consolidating and restructuring the existing production bases into a more streamlined operation. At the same time, the Group will continue to adopt prudent cost control policies to improve profitability and competitiveness. The Board is cautiously optimistic for the second half of the year and believes the Group may improve its performance in 2003.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting policies and practice adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the interim financial statements for the period ended 30th June, 2003.

CORPORATE GOVERNANCE

The Company has complied throughout the six months ended 30th June, 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PURCHASE, SALE OR REDEMPTION OF OWN LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF DETAILED INTERIM RESULTS

A detailed interim results containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 19th September, 2003

The Standard **Tuesday, September 23, 2003**

FRANKIE DOMINION INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

CHANGE OF REGISTERED OFFICE

The board of directors (the "Board") of Frankie Dominion International Limited (the "Company") announces that, with effect from 1st October, 2003, the registered office of the Company will be changed to **Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.**

By Order of the Board
Lam Po Kwai, Frankie
Chairman

Hong Kong, 23rd September, 2003

2003年9月23日 星期二 香港經濟日報

FRANKIE DOMINION INTERNATIONAL LIMITED
嘉利美商國際有限公司

(於百慕達註冊成立之公司)

更改註冊辦事處

嘉利美商國際有限公司(「本公司」)之董事會(「董事會」)謹此通告，由二零零三年十月一日起，本公司之註冊辦事處將更改為 **Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda**。

承董事會命
林普桂
主席

香港，二零零三年九月二十三日